SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___ )(1)

                              TFC Enterprises, Inc.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872388103
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                            Nancy E. Barton, Esquire
                      General Electric Capital Corporation
                               260 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4000
    ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 4, 1997
    ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following page)

                              (Page 1 of 92 Pages)

             (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   --------------------------------         -----------------------------------
                                  SCHEDULE 13D
       CUSIP No. 872388103                             2 of 92 Pages
   --------------------------------         -----------------------------------

    ------- -------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            General Electric Capital Corporation      IRS # 13-1500700
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [_]
                                                                   (b)     [X]

    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [X]

    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York, USA
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  1,135,280
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 1,135,280
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,135,280
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            [_]

            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1 %
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
    ------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   --------------------------------         -----------------------------------
                                  SCHEDULE 13D
       CUSIP No. 872388103                             3 of 92 Pages
   --------------------------------         -----------------------------------

    ------- -------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            General Electric Capital Services, Inc.     IRS # 06-11095031
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)      [_]
                                                                  (b)      [X]

    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [X]

    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, USA
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  Disclaimed.  See 11 below.
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 Disclaimed.  See 11 below.
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares of Common Stock is disclaimed by General Electric Capital Services, Inc.
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            [_]

            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Disclaimed.  See 11 above.
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
    ------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   --------------------------------         -----------------------------------
                                  SCHEDULE 13D
       CUSIP No. 872388103                             4 of 92 Pages
   --------------------------------         -----------------------------------

    ------- -------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            General Electric Company      IRS # 14-0089340
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)      [_]
                                                                  (b)      [X]

    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [X]


    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York, USA
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  Disclaimed.  See 11 below.
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 Disclaimed.  See 11 below.
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- -------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares of Common Stock is disclaimed by
            General Electric Company.
    ------- -------------------------------------------------------------------
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            [_]
            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Disclaimed.  See 11 above.
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
    ------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                      GENERAL ELECTRIC CAPITAL CORPORATION



Item 1.  Security and Issuer.

         This Schedule 13D (this "Statement") relates to common stock, par value $0.01 per share (the "Common Stock"), of TFC Enterprises, Inc., a Delaware corporation engaged in the business of lending and financial services (the "Issuer"). The address of the principal executive offices of the Issuer is 5425 Robin Hood Road, Suite 101B, Norfolk, Virginia 23513.

Item 2.  Identity and Background.

         (a)  -  (c)  This  Statement  is  filed  by  General  Electric  Capital
Corporation ("GECC"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE," and together with GECC and GECS, the "Filing Persons"). The agreement among each of the Filing Persons that this Statement be filed on behalf of each of them is attached hereto as Exhibit 4.

         GECS is a wholly-owned subsidiary of GE and GECC is a wholly-owned subsidiary of GECS.

         GECC is a New York corporation. GECC, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

         GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitute GE's principal financial services businesses.

         GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         For information with respect to the identity and background of each officer and director of the Filing Persons, see Schedules I, II and III attached hereto and hereby incorporated herein.

         The information required herein with respect to the respective executive officers and directors of the Filing Persons is to the best knowledge of the Filing

Persons. If subsequent to the date of this Statement additional information is received with respect to such individuals which would cause a material change in the information contain herein, an amendment to this Statement will be filed that will set forth such change in information.

         (d) and (e). Except as set forth in Schedule IV, which is hereby incorporated herein, during the past five years, none of the Filing Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the executive officers and directors of the Filing Persons are U.S. citizens, except that (i) Nigel D.T. Andrews, a GECS director and executive officer and a GECC director, is a citizen of the United Kingdom, (ii) Paolo Fresco, an executive officer and director of GE and a director of GECC and GECS, is an Italian citizen, (iii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico and (iv) Kaj Ahlmann, an executive officer and a director of GECS, is a citizen of Denmark.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Common Stock reported herein is beneficially owned by GECC through warrants which were acquired by GECC pursuant to a loan transaction and subsequent loan restructure between GECC, as lender, and the Issuer, as guarantor. On December 20, 1996, THE Finance Company ("TFC"), a Virginia corporation and subsidiary of the Issuer, entered into an Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement (the "Loan Agreement"), under which, GECC agreed to amend and restate the agreement governing the previous credit arrangement between GECC and TFC. The Loan
Agreement provided for maximum borrowings by TFC from GECC of $150,000,000, funded by working capital of GECC.

         As consideration for GECC extending credit under the Loan Agreement, the Issuer and certain affiliates guarantied TFC's performance and payment under the Loan Agreement in separate guarantees made by each and dated December 20, 1996. As further consideration for GECC entering into the Loan Agreement, the Company issued to GECC a Warrant to Purchase Common Stock, dated December 20, 1996 (the "First Warrant"), whereby GECC was granted rights to purchase 567,640 shares of the Common Stock (or 4.79%) of the Issuer. In connection with the First Warrant, the Issuer entered into a Registration Rights Agreement with GECC, dated December 20, 1996 (the "Registration Rights Agreement"), in order to provide GECC with certain registration rights with respect to the shares of Common Stock purchasable under the First Warrant.

         TFC  defaulted   under  the  Loan   Agreement  and  negotiated  a  loan
restructure with GECC which, among other things, caused GECC to advance additional monies to TFC to pay certain amounts to another creditor of TFC (the "Loan Restructure"). As a condition to the Loan Restructure, GECC required that the Issuer grant GECC another warrant to purchase shares of Common Stock at an exercise price of $1.00 (the "Second Warrant") under terms substantially similar to those in the First Warrant and which, upon exercise together with the First Warrant, would give GECC beneficial ownership of the Issuer totaling 9.1%. GECC also required that the First Warrant be amended to reduce the exercise price from $2.00 per share to $1.00 per share and to extend the expiration date thereof from December 31, 2000 to March 31, 2002 (the same expiration date under the Second Warrant). Furthermore, the Issuer amended and restated the Registration Rights Agreement (the "Amended and Restated Registration Rights Agreement") to provide for registration rights with respect to Common Stock issuable under both the First Warrant and the Second Warrant.

         As a part of the Restructure, the maximum amount which could be borrowed by TFC under the Loan Agreement was reduced to $110,000,000.

         Although both warrants are immediately exercisable, as of April 14, 1997, neither the First Warrant nor the Second Warrant had been exercised by GECC. Upon any such event, GECC anticipates funding the exercise price of the Common Stock with working capital.

Item 4.  Purpose of Transaction.

         The purpose of the Issuer conveying the First Warrant and the Second Warrant to GECC was to provide additional consideration to GECC for its entering into the Loan Agreement and the Loan Restructure, respectively. GECC intends to hold the First Warrant and the Second Warrant as investments and in the ordinary course of business and not for the purpose of effecting a change in the control of the Issuer. GECC intends to review its investment in the First Warrant and the Second Warrant on a regular basis and as a result thereof may, at any time or from time to time, exercise all or a portion of such warrants, acquire additional shares of the Common Stock in the open market or private transactions or otherwise, or dispose of all or a portion of such warrants and/or any of the Common Stock acquired by it upon the exercise thereof. Any such acquisition or disposition would be in compliance with all applicable laws and regulations.

         Except as otherwise set forth herein, none of the Filing Persons has any current plans or proposals which relate to or would result in the following:

         (a)      The acquisition or disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are 1,135,280 and 9.1%, respectively, on April 4, 1997. GECS and GE disclaim beneficial ownership in any shares of the Common Stock and the First Warrant and Second Warrant.

                  None of the Filing Persons, nor to the best of their knowledge, any of their executive officers and directors, beneficially own any securities of the Issuer or has a right to acquire any securities of the Company.

         (b) GECC would have sole power to vote and dispose of the Common Stock obtained upon exercise of either the First Warrant (up to 567,640 shares) or the Second Warrant (up to 567,640 shares). None of the Filing Persons, nor, to the best of their knowledge, any of their executive officers and directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may deemed to beneficially own.

         (c) On April 4, 1997, the Issuer granted GECC the Second Warrant to purchase 567,640 shares of Common Stock. See description of the Loan Restructure in Item 3 above. Otherwise, none of the Filing Persons, nor, to their best knowledge, any of their executive officers or directors, has effected any transaction in securities of the Issuer in the past 60 days.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by GECC except for GECC.

         (e)      Not applicable.

         Neither the filing of the Statement or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that any Filing Person is the "beneficial owner" of any shares of Common Stock which any other Filing Person is deemed to beneficially own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See description of the Loan Restructure in Item 3 above, which is incorporated by reference herein. Otherwise, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understanding, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         See Schedule and Exhibit Index attached hereto.



                           [Next page is signatures.]

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  April 11, 1997            GENERAL ELECTRIC CAPITAL CORPORATION



                                 By: /s/ Nancy E. Barton
                                     ---------------------------------------
                                     (Signature)

                                     Nancy E. Barton, Senior Vice President
                                     ---------------------------------------
                                     (Name/Title)


Date:  April 11, 1997            GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                 By: /s/ Nancy E. Barton
                                     ---------------------------------------
                                     (Signature)

                                     Nancy E. Barton, Senior Vice President
                                     ---------------------------------------
                                     (Name/Title)


Date:  April 11, 1997            GENERAL ELECTRIC COMPANY



                                 By: /s/ Nancy E. Barton
                                     ---------------------------------------
                                     (Signature)

                                     Nancy E. Barton, Attorney-in-Fact
                                     ---------------------------------------
                                     (Name/Title)

Attention:        Intentional misstatements or omissions of fact constitute
                  federal criminal violations (see 18 U.S.C. 1001).

                           SCHEDULE AND EXHIBIT INDEX




Schedule Description

I                          Directors and Officers of GECC

II                         Directors and Officers of GECS

III                        Directors and Officers of GE

IV                         Litigation



Exhibit  Description


1. Warrant to Purchase Common Stock, dated December 20, 1996, as amended by the Allonge to Warrant to Purchase Common Stock, dated April 4, 1997

2.                         Warrant (No. 2) to Purchase Common Stock, dated April
                           4, 1997

3. Amended and Restated Registration Rights Agreement, dated April 4, 1997, between GECC and the Issuer.

4. Joint Filing Agreement dated as of April 11, 1997 by and among GECC, GECS and GE.

5.                         Power of Attorney executed by GE.

                                   Schedule I

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS



DIRECTORS:



                          PRESENT                      PRESENT
                          BUSINESS                     PRINCIPAL
NAME                      ADDRESS                      OCCUPATION

 N.D.T. Andrews           GECC                         Executive Vice
                          260 Long Ridge Road          President, GECC.
                          Stamford, CT  06927

 N.E. Barton              GECC                         Senior Vice President,
                          260 Long Ridge Road          General Counsel and
                          Stamford, CT  06927          Secretary, GECC.

 J.R. Bunt                GE                           Vice President and
                          3135 Easton Turnpike         Treasurer, GEC.
                          Fairfield, CT  06431

 D.D. Dammerman           GE                           Senior Vice President-
                          3135 Easton Turnpike         Finance and Chief
                          Fairfield, CT  06431         Financial Officer, GEC.

 P.  Fresco               GE                           Vice Chairman and
                          3135 Easton Turnpike         Executive Officer, GEC.
                          Fairfield, CT  06431

 B.W. Heineman, Jr.       GE                           Senior Vice President,
                          3135 Easton Turnpike         General Counsel and
                          Fairfield, CT  06431         Secretary, GEC.

R.L. Nardelli             GE                           Senior Vice President
                          One River Road               GE Power Systems.
                          Schenectady, NY 12345

 D.J. Nayden              GECC                         President and Chief
                          260 Long Ridge Road          Operating Officer, GECC.

                          Stamford, CT  06927

 M.A. Neal                GECC                         Executive Vice
                          260 Long Ridge Road          President, GEEC.
                          Stamford, CT  06927

 J.A. Parke               GECC                         Senior Vice President,
                          260 Long Ridge Road          Finance, GECC.
                          Stamford, CT  06927

J.M. Samuels              GE                           Vice President and
                          3135 Easton Turnpike         Senior Counsel,
                          Fairfield, CT  06431         Corporate Taxes, GE.

 E.D. Stewart             GECC                         Executive Vice
                          260 Long Ridge Road          President, GECC.
                          Stamford, CT  06927

 J.F. Welch, Jr.          GE                           Chairman and Chief
                          3135 Easton Turnpike         Executive Officer, GEC.
                          Fairfield, CT  06431

 G.C. Wendt               GECC                         Chairman and Chief
                          260 Long Ridge Road          Executive Officer, GECC.
                          Stamford, CT  06927



EXECUTIVE OFFICERS:


 G.C. Wendt               GECC                         Chairman and Chief
                          260 Long Ridge Road          Executive Officer, GECC.
                          Stamford, CT  06927

 D.J. Nayden              GECC                         President and Chief
                          260 Long Ridge Road          Operating Officer, GECC.
                          Stamford, CT  06927

 N.D.T. Andrews           GECC                         Executive Vice
                          260 Long Ridge Road          President, GECC.
                          Stamford, CT  06927

 M.A. Neal                GECC                         Executive Vice
                          260 Long Ridge Road          President, GECC.
                          Stamford, CT  06927

 E.D. Stewart             GECC                         Executive Vice
                          260 Long Ridge Road          President, GECC.
                          Stamford, CT  06927

 N.E. Barton              GECC                         Senior Vice President,
                          260 Long Ridge Road          General Counsel and
                          Stamford, CT  06927          Secretary, GECC.
                                                       See Schedule I.

J.A. Colica               GECC                         Senior Vice President,
                          260 Long Ridge Road          Risk Management and
                          Stamford, CT  06927          Credit Policy, GECC.

 M.D. Fraizer             GECC                         Senior Vice President,
                          292 Long Ridge Road          Insurance/Investment
                          Stamford, CT  06927          Products, GECC.

 R.L. Lewis               GECC                         Senior Vice President,
                          1600 Sumner Street           Global Project and
                          6th Floor                    Structured Finance,
                          Stamford, CT  06905          GECC.
                                                       See Schedule I.

 J.A. Parke               GECC                         Senior Vice President,
                          260 Long Ridge Road          Finance, GECC.
                          Stamford, CT  06927          See Schedule I.

Todd S. Thomson           GECC                         Senior Vice President,
                          260 Long Ridge Road          Strategic Planning and
                          Stamford, CT  06927          and Business
                                                       Development, GECC.

 L.J. Toole               GECC                         Senior Vice President,
                          260 Long Ridge Road          Human Resources,
                          Stamford, CT  06927          GECC.
                                                       See Schedule I.

 J.S. Werner              GECC                         Senior Vice President,
                          201 High Ridge Road          Corporate Treasury and
                          Stamford, CT  06927          Global Funding
                                                       Operation, GECC.

                                   Schedule II

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS



DIRECTORS:


                       PRESENT                        PRESENT
                       BUSINESS                       PRINCIPAL
NAME                   ADDRESS                        OCCUPATION

G.C. Wendt             GECS                           Chairman, President
                       260 Long Ridge Road            and Chief Executive
                       Stamford, CT  06927            Officer, GECS.
                                                      See Schedule I

K.  Ahlmann            ERC                            Executive Vice
                       5200 Metcalf                   President, GECS.
                       Overland Park, KS 66202        President and Chief
                                                      Operating Officer,
                                                      Employers Reinsurance
                                                      Corp.

N.D.T. Andrews         GECC                           Executive Vice
                       260 Long Ridge Road            President, GECC.
                       Stamford, CT  06927

 J.R. Bunt             GE                             Vice President and
                       3135 Easton Turnpike           Treasurer, GEC.
                       Fairfield, CT  06431

 D.D. Dammerman        GE                             Senior Vice President -
                       3135 Easton Turnpike           Finance and Chief
                       Fairfield, CT  06431           Financial Officer, GEC.

 P.  Fresco            GE                             Vice Chairman and
                       3135 Easton Turnpike           Executive Officer, GEC.
                       Fairfield, CT  06431

 B.W. Heineman, Jr.    GE                             Senior Vice President,
                       3135 Easton Turnpike           General Counsel and
                       Fairfield, CT  06431           Secretary, GEC.


 R.L. Nardelli         GE Power Systems               Senior Vice President,
                       One River Road                 GE Power Systems.
                       Schenectady, NY  12345

 D.J. Nayden           GECC                           President and Chief
                       260 Long Ridge Road            Operating Officer,
                       Stamford, CT  06927            GECC.

M.A. Neal              GECC                           Executive Vice
                       260 Long Ridge Road            President, GECC.
                       Stamford, CT  06927

 J.M. Samuels          GE                             Vice President and
                       3135 Easton Turnpike           Senior Counsel,
                       Fairfield, CT  06431           Corporate Taxes, GEC.

 E.D. Stewart          GECC                           Executive Vice
                       260 Long Ridge Road            President, GECC.
                       Stamford, CT  06927

 J.F. Welch, Jr.       GE                             Chairman and Chief
                       3135 Easton Turnpike           Executive Officer,
                       Fairfield, CT  06431           GEC.


EXECUTIVE OFFICERS:

 G.C. Wendt            GECS                           Chairman, President
                       260 Long Ridge Road            and Chief Executive
                       Stamford, CT 06927             Officer, GECS.

 K.  Ahlmann           ERC                            Executive Vice
                       5200 Metcalf                   President, GECS.
                       Overland Park, KS 66202        President and Chief
                                                      Operating Officer,
                                                      ERC.

 N.D.T. Andrews        GECC                           Executive Vice
                       260 Long Ridge Road            President, GECC.
                       Stamford, CT 06927             See Schedule I.

 D.J. Nayden           GECC                           President and Chief
                       260 Long Ridge Road            Operating Officer, GECC.
                       Stamford, CT 06927             See Schedule I.

 M.A. Neal             GECC                           Executive Vice
                       260 Long Ridge Road            President, GECC.
                       Stamford, CT 06927             See Schedule I.

 E.D. Stewart          GECC                           Executive Vice
                       260 Long Ridge Road            President, GECC.
                       Stamford, CT 06927             See Schedule I.

 N.E. Barton           GECC                           Senior Vice President,
                       260 Long Ridge Road            General Counsel and
                       Stamford, CT 06927             Secretary, GECC.
                                                      See Schedule I.

 J.A. Parke            GECC                           Senior Vice President,
                       260 Long Ridge Road            Finance, GECC.
                       Stamford, CT 06927             See Schedule I.

 L.J. Toole            GECC                           Senior Vice President,
                       260 Long Ridge Road            Human Resources,
                       Stamford, CT 06927             GECC.
                                                      See Schedule I.

 J.S. Werner           GECC                           Senior Vice President,
                       201 High Ridge Road            Corporate Treasury and
                       Stamford, CT 06927             Global Funding
                                                      Operation.
                                                      See Schedule I.

                                  Schedule III

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS



DIRECTORS:


                     PRESENT                      PRESENT
                     BUSINESS                     PRINCIPAL
NAME                 ADDRESS                      OCCUPATION

 J.C. Amble          GECS                         Vice President and
                     260 Long Ridge Road          Controller.
                     Stamford, CT  06927

 D.W. Calloway       Pepsico, Inc.                Chairman of the Board,
                     700 Anderson Hill Road       Pepsico, Inc.
                     Purchase, NY 10577

 S.S. Cathcart       222 Wisconsin Avenue         Director and Retired
                     Suite 103                    Chairman of the Board,
                     Lake Forest, IL 60045        Illinois Tool Works.

 D.D. Dammerman      GE                           Senior Vice President,
                     3135 Easton Turnpike         Finance and Chief
                     Fairfield, CT 06431          Financial Officer, GE.

 P.  Fresco          General Electric             Vice Chairman of the
                     Company (U.S.A.)             Board and Executive
                     3 Shortlands,                Officer, GE.
                     Hammersmith
                     London W6 8BX, England

 C.X. Gonzalez       Kimberly-Clark de            Chairman of the Board
                     Mexico, S.A. de C.V.         and Chief Executive
                     Jose Luis Lagrange 103,      Officer, Kimberly-
                     Tercero Piso                 Clark de Mexico, S.A.
                     Colonia Los Morales          de C.V., Consumer Mexico, D.F.
                     11510,                       Paper Products, Mexico Mexico
                     City, Mexico.

 R.E. Mercer         GE                           Retired Chairman of
                     3135 Easton Turnpike         the Board and former
                     Fairfield, CT 06431          Director, The Goodyear
                                                  Tire & Rubber Company,
                                                  Akron, Ohio.

 G.G. Michelson      Federated Department         Member of the Board of
                     Stores                       Directors -- Federated
                     151 West 34th Street         Department Stores,
                     New York, NY 10001           Retailers, New York,
                                                  New York.

 S. Nunn             King & Spalding              Partner, King & Spalding.
                     191 Peachtree Street, N.E.
                     Atlanta, GA  30303

 J.  D.  Opie        GE                           Vice Chairman of the
                     3135 Easton Turnpike         Board and Executive
                     Fairfield, CT 06431          Officer, GE.

 R.  D.  Penske      enske Corporation            Chairman of the Board,
                     13400 Outer Drive, West      Penske Corporation
                     Detroit, MI 48239-4001       Corporation and
                                                  Detroit Diesel
                                                  Corporation.

 B.S. Preiskel       Suite 3125                   Former Senior Vice
                     60 East 42nd Street          President, Motion
                     New York, NY 10165           Picture Association

 F.H.T. Rhodes       Cornell University           President Emeritus,
                     3104 Snee Building           Cornell University.
                     Ithaca, NY 14853

 A.C. Sigler         Champion International       Chairman of the Board,
                     Corporation                  Chief Executive
                     1 Champion Plaza             Officer and Director
                     Stamford, CT 06921           Champion International
                                                  Corporation.

 D.A. Warner III     J.P. Morgan & Co., Inc.      President, Chief
                     and Morgan Guaranty          Executive Officer and
                     Trust Co.                    Director, J.P. Morgan
                     60 Wall Street               & Co., Incorporated
                     New York, NY 10260           and Morgan Guaranty
                                                   Trust Company.

 J.F. Welch, Jr.     GE                           Chairman of the Board
                     3135 Easton Turnpike         and Chief Executive
                     Fairfield, CT  06431         Officer, GE.


EXECUTIVE OFFICERS:

 J.F. Welch, Jr.     GE                           Chairman of the Board
                     3135 Easton Turnpike         and Chief Executive
                     Fairfield, CT 06431          Officer, GE.

 P.  Fresco          General Electric             Vice Chairman of the
                     Company (U.S.A.)             Board and Executive
                     3 Shortlands,                Officer, GE.
                     Hammersmith
                     London W6 8BX, England

 P.D. Ameen          GE                           Vice President and
                     3135 Easton Turnpike         Comptroller, GE.
                     Fairfield, CT  06431

 J.R. Bunt           GE                           Vice President and
                     3135 Easton Turnpike         Treasurer, GE.
                     Fairfield, CT  06431

 D.  L.  Calhoun     GE                           Vice President -- GE
                     2901 East Lake Road          Transportation
                     Erie, PA 16531               Systems, GE.

 W.  J.  Conaty      GE                           Senior Vice President
                     3135 Easton Turnpike         -- Human Resources,
                     Fairfield, CT 06431          GE.

 D.M. Cote           GE                           Vice President -- GE
                     Appliance Park               Appliances, GE.
                     Louisville, KY 40225

 D.  D.  Dammerman   GE                           Senior Vice President,
                     3135 Easton Turnpike         Finance, GE.
                     Fairfield, CT 06431

 L.S. Edelheit       GE                           Senior Vice President
                     P.O. Box 8                   -- Corporate Research
                     Schenectady, NY 12301        and Development, GE.

 B.W. Heineman, Jr.  GE                           Senior Vice President,
                     3135 Easton Turnpike         General Counsel
                     Fairfield, CT  06431         and Secretary, GE.

 J.R. Immelt         GE                           Senior Vice President
                     P.O. 414                     GE Medical Systems
                     Milwaukee, WI 53201

 W.J. Lansing        GE                           Vice President -
                     3135 Easton Turnpike         Corporate Business
                     Fairfield, CT  06431         Development, GE.

 W.J. McNerney       GE                           Senior Vice President,
                     Nela Park                    -- GE Lighting, GE.
                     Cleveland, OH 44122

 E.F. Murphy         GE                           Senior Vice President,
                     1 Newmann Way                GE Aircraft Engines, GE.
                     Cincinnati, OH 05242

 R.L. Nardelli       GE Power Systems             Senior Vice President,
                     One River Road               GE Power Systems, GE.
                     Schenectady, NY 12345

 R.W. Nelson         GE                           Vice President --
                     3135 Easton Turnpike         Corporate Financial
                     Fairfield, CT 06431          Planning and Analysis,
                                                  GE.

 J.  D.  Opie        GE                           Vice Chairman of the
                     3135 Easton Turnpike         Board and Executive
                     Fairfield, CT 06431          Officer, GE.

 G.M. Reiner         GE                           Senior Vice President
                     3135 Easton Turnpike         -- Chief Information
                     Fairfield, CT 06431          Officer, GE.

 G.L. Rogers         GE                           Senior Vice President
                     1 Plastics Avenue            -- GE Plastics, GE.
                     Pittsfield, MA 01201

 J.W. Rogers         GE                           Vice President -- GE
                     1635 Broadway                Motors, GE.
                     Fort Wayne, IN 46801

 J.M. Trani          GE                           Senior Vice President
                     P.O. Box 414                 -- GE Medical Systems,
                     Milwaukee, WI 53201

 L.G. Trotter        GE                           Vice President -- GE
                     41 Woodford Avenue           Electrical Distribution
                     Plainville, CT 06062         and Control, GE.

                                   Schedule IV



1. United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company

         On November 15, 1990, an action under the federal False Claims Act, 31 U.S.C. ss.ss. 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense ("MoD"), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

         On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. ss. 287 (submitting false claims against the United States), 18 U.S.C. ss.1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. ss.ss. 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. ss. 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.


2. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April, 1994, General Electric Medical Systems' U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of 5,000(pound) and assessed costs of 5,754(pound). The prosecutors presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                                                       Exhibit 1

                                                            [EXECUTION ORIGINAL]

THIS WARRANT MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT AS SPECIFIED HEREIN. NEITHER THE RIGHTS REPRESENTED BY THIS WARRANT NOR THE SHARES ISSUABLE UPON THE EXERCISE THEREOF HAVE BEEN REGISTERED FOR OFFER OR SALE UNDER THE SECURITIES ACT OF 1933. SUCH RIGHTS AND SHARES MAY NOT BE SOLD OR OFFERED FOR SALE IN WHOLE OR IN PART EXCEPT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS HEREOF.

                              TFC ENTERPRISES, INC.

                        Warrant to Purchase Common Stock

                                December 20, 1996

         TFC ENTERPRISES, INC., a Delaware corporation, its successors or assigns (the "Company"), hereby certifies that, for value received, GENERAL ELECTRIC CAPITAL CORPORATION, a New York corporation, or its registered assigns (the "Warrant Holder" or collectively the "Warrant Holders"), is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after December 20, 1996 but not after 5:00 p.m., prevailing Eastern Standard or Daylight Time, on the Expiration Date (as such term is hereinafter defined), 567,640 fully paid and nonassessable shares of Common Stock (as such term is hereinafter defined) of the Company (as adjusted from time to time as provided in this Warrant, the "Warrant Shares"), at a purchase price per share equal to the Warrant Exercise Price (as such term is hereinafter defined), in lawful money of the United States of America. The Company represents and warrants, as of the date hereof, that (a) there are 11,290,308 shares of the Common Stock issued and outstanding and (b) Exhibit D sets forth all options or other rights to acquire any shares of the Common Stock.
                                   DEFINITIONS

A. (a) Definitions. The following words and terms as used in this Warrant shall have the following meanings, unless the context in which any such term is used herein clearly requires a different meaning:

         "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.

         "Business Day", except as otherwise provided herein, means a day other than a Saturday, a Sunday or a day on which banking institutions in the Commonwealth of Virginia are authorized or obligated by law or required by executive order to be closed.

         "Common Stock" means all shares now or hereafter authorized of the Company's Common Stock, $.01 par value per share, and stock of any other class into which such shares may hereafter be changed.

         "Convertible Securities" mean any securities issued by the Company which are convertible into or exchangeable for, directly or indirectly, shares of Common Stock.

         "Expiration Date" means December 31, 2000.

         "Market Price" means the average of the closing prices of Common Stock sales on all domestic exchanges (including the NASDAQ National Market System) on which the Common Stock may at the time be listed, or, if there shall have been no sales on any such exchange on any day, the average of the reported bid prices on all such exchanges at the end of such day, or, if on any day the Common Stock shall not be so listed, the average of the representative bid prices quoted in the NASDAQ System as of 3:30 P.M., Eastern Standard Time, or if on any day the Common Stock shall not be quoted in the NASDAQ System, the average of the high and low bid prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 30 consecutive Business Days (or such other period as shall be specified herein) prior to the date as of which "Market Price" is being determined; provided, that if the Common Stock is listed on any domestic exchange, the term "business days" as used in this sentence shall mean business days on which such exchange is open for trading. If at any time the Common Stock is not listed on any domestic exchange or quoted in the NASDAQ System or the domestic over-the-counter market, the "Market Price" shall be deemed to be the higher of (i) the book value per share thereof, as determined by any firm of independent public accountants (which may include the independent auditors engaged by the Company) of recognized standing selected by the Board of Directors of the Company and acceptable to the Warrant Holder in its reasonable discretion (the Warrant Holder agreeing that the Company's current independent auditors and any other "Big 6" accounting firms engaged by the Company will be acceptable), as of the last day of which such determination shall have been made, or (ii) the fair value per share thereof reasonably determined in good faith by the Board of Directors of the Company as of the date which is within 15 days of the date as of which the determination is to be made (in determining the fair value per share thereof, the Board of Directors shall consider stock market valuations and price to earnings ratios of comparable companies in similar industries).

         "Person" means an individual or corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Warrant Exercise Price" shall initially be $2.00 per share and shall be adjusted and readjusted from time to time as provided in this Warrant.

         "Warrant Share Holder" means any holder of the Warrant Shares.

         (b) Other Definitional Provisions. Except as otherwise specified herein:

                           a. all references herein (A) to any Person shall be
deemed to include such Person's successors and assigns, and (B) to any applicable law defined or referred to herein, shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

                           b. Whenever used in this Warrant, the words "herein",
"hereof" and "hereunder", and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words "Section" and "Exhibit" shall refer to Sections of, and Exhibits to, this Warrant unless otherwise specified.

                           c.  When the context so requires, the neuter gender
includes the masculine or feminine, and the singular number includes the plural, and vice versa.

B. Exercise of Warrant. The rights represented by this Warrant may be exercised by the Warrant Holder then registered on the books of the Company, in whole or from time to time in part (except that this Warrant shall not be exercisable as to a fractional share) by (i) delivery of a written notice, in the form of the Subscription Notice attached as Exhibit A hereto, of such holder's election to exercise this

Warrant, which notice shall specify a number of Warrant Shares to be purchased not less than 1,000 (as adjusted from time to time as provided herein), (ii) payment to the Company of an amount equal to the Warrant Exercise Price multiplied by the number of Warrant Shares as to which the Warrant is then being exercised (plus any applicable issue or transfer taxes) in cash or by certified or official bank check, (iii) surrender of this Warrant, properly endorsed, at the principal office of the Company in Norfolk, Virginia, as set forth in
Section 19 hereof (or at such other agency or office of the Company as the Company may designate by notice to the holder hereof), and (iv) if the Warrant Shares issuable upon the exercise of the rights represented by this Warrant have not been registered under the Securities Act, delivery to the Company by such holder of a letter in the form of Exhibit B hereto; provided, that if such Warrant Shares are to be issued in any name other than that of the registered holder of this Warrant, such issuance shall be deemed a transfer and the provisions of Section 15 hereof shall be applicable. In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for the Warrant Shares so purchased, registered in the name directed by the holder, shall be delivered as directed by the holder within a reasonable time, not exceeding 15 Business Days, after such exercise. Unless the rights represented by this Warrant shall have expired or have been fully exercised, the Company shall issue a new Warrant identical in all respects to the Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under the Warrant exercised, less the number of Warrant Shares with respect to which such Warrant was exercised. The person in whose name any certificate for Warrant Shares is issued upon the exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such Warrant Shares immediately prior to the close of business on the date on which the Warrant was surrendered and payment of the amount due in respect of such exercise and any applicable taxes was made, irrespective of the date of delivery of such share certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are properly closed, such person shall be deemed to have become the holder of such Warrant Shares at the opening of business on the next succeeding date on which the stock transfer books are open.

C. Covenants as to Common Stock.  The Company covenants and agrees that:

                  1. All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable;

                  2. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock, free of preemptive rights, to provide for the exercise of the rights then represented by this Warrant, and that the par value of such shares will at all times be less than the applicable

Warrant Exercise Price. Before taking any action that would cause an adjustment reducing the Warrant Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of this Warrant, the Company will take any corporate action that may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Warrant Exercise Price; and

                  3. If any shares of Common Stock reserved or to be reserved to provide for the exercise of the rights then represented by this Warrant require registration with or approval of any governmental authority under any federal law (other than the Securities Act) or under any state law before such shares may be validly issued, then the Company covenants that it will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be.

D. Adjustment of Warrant Exercise Price Upon Stock Splits, Dividends, Distributions and Combinations; Adjustment of Number of Warrant Shares.

                  1. In case the Company shall subdivide at any time its outstanding shares of Common Stock into a greater number of shares or issue a stock dividend or make a distribution with respect to outstanding shares of Common Stock or Convertible Securities, payable in Common Stock or in Convertible Securities which are convertible with no additional consideration, the Warrant Exercise Price in effect immediately prior to such subdivision or stock dividend or distribution shall be proportionately reduced (treating for such purpose any such shares of Convertible Securities outstanding or payable as being the number of shares of Common Stock issuable upon their conversion); and, conversely, in the case that the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Warrant Exercise Price in effect immediately prior to such combination shall be proportionately increased.

                  2. Upon each adjustment of the Warrant Exercise Price as provided in this Section 4, the Warrant Holder shall thereafter be entitled to purchase, at the Warrant Exercise Price resulting from such adjustment, the number of shares of Common Stock obtained by multiplying the Warrant Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Warrant Exercise Price after such adjustment.

E. Adjustment of Warrant Exercise Price Upon Certain Issuances or Sales of Common Stock.

                  1. Whenever the Company shall issue, sell or otherwise distribute any shares of its Common Stock (except as provided for in Section 6) and the amount of consideration per share is less than the Market Price in effect immediately prior to the time of such issuance or sale, then, forthwith upon such issue or sale, and thereafter successively upon each such issue, the Warrant Exercise Price shall be reduced to the amount determined by multiplying the Warrant Exercise Price in effect immediately prior to the time of such issue or sale by a fraction, whose numerator shall be (i) the sum of (x) the number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the current Market Price immediately prior to such issue or sale, and (y) the consideration received by the Company upon such issue or sale, and whose denominator shall be (ii) the total number of shares of Common Stock outstanding immediately after such issue or sale multiplied by the current Market Price immediately prior to such issue or sale.

                  2.  For the purposes of this Section 5, the following clauses
(i) to (v), inclusive, shall also be applicable:

                           a. in case at any time the Company shall in any
manner grant any rights to subscribe for any rights or options to purchase any shares of Common Stock or any Convertible Securities, whether or not such rights or options or the rights to convert or exchange any such Convertible Securities are immediately exercisable, and the purchase price per share for which Common Stock is issuable upon the exercise of such rights or options or upon conversion or exchange of such rights or options or upon conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the granting of all such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such rights or options, plus, in the case of such Convertible Securities, the average aggregate amount of additional consideration, if any, payable upon the conversion or exchange thereof, by (y) the maximum aggregate number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the Market Price in effect immediately prior to the time of the granting of such rights or options, then the maximum aggregate number of shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such rights or options shall be deemed (as of the date of granting of such rights or options) to be outstanding and to have been issued for such price per share. No further adjustments of the Warrant Exercise Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such rights or options or upon the actual issue of such

Common Stock upon conversion or exchange of such Convertible Securities, except as otherwise provided in clause (iii) below;

                           b. in case at any time the Company shall issue or
sell in any manner any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the purchase price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (x) the total amount received or receivable by the Company as consideration for the issue or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (y) the maximum aggregate number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Market Price in effect immediately prior to the time of such issue or sale, then the maximum aggregate number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed (as of the date of the issue or sale of such Convertible Securities) to be outstanding and to have been issued for such price per share, provided that, except as otherwise specified in clause (iii) below, (a) no further adjustment of the Warrant Exercise Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any rights to subscribe for or to purchase or upon exercise of any option to purchase any such Convertible Securities for which adjustments of the Warrant Exercise Price have been or are to be made pursuant to other provisions of this Section 5, no further adjustment of the Warrant Exercise Price shall be made by reason of such issue or sale;

                           c. if the purchase price or number of shares
purchasable provided for in any right or option referred to in clause (i) above, or the rate at which any Convertible Securities referred to in clause (i) or
(ii) above are convertible into or exchangeable for Common Stock, shall change at any time (other than under, or by reason of, similar provisions contained in such securities designed to protect against dilution for which provision for adjustments in the Warrant Exercise Price are provided for in this Warrant), the Warrant Exercise Price then in effect hereunder shall forthwith be readjusted to such Warrant Exercise Price as would have obtained had the adjustments made upon the issuance of such rights, options or Convertible Securities been made upon the basis of the changed terms; and on the expiration of any such option or right referred to in clause (i) above or the termination of any such right to convert or exchange such Convertible Securities referred to in clause (i) or
(ii) above, the Warrant Exercise Price then in effect hereunder shall forthwith be readjusted to such Warrant Exercise Price as would have obtained had the adjustments made upon the issuance of such rights or options or Convertible Securities have been made upon the basis of the issuance of only the number of shares of Common Stock, if any, theretofore actually delivered upon the exercise of such rights or options or upon the conversion or exchange of such Convertible Securities;

                           d. the cash consideration received for any shares of
Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock or Convertible Securities issued or sold shall be deemed to be the amount received therefor, before deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed in connection therewith; in case any shares of Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash (including any non-cash consideration received in respect of any acquisition by the Company of substantially all of the stock or assets of another entity) received by the Company for such shares shall be deemed to be the value of such consideration as determined reasonably and in good faith by the Board of Directors of the Company; and

                           e. the number of shares of Common Stock outstanding
at any given time shall not include such shares owned or held by or for the account of the Company; but the transfer from the Company of any such shares so owned or held shall be considered to be an issue or sale of Common Stock for the purposes of this Section 5.

                  3. If the Company shall distribute to all holders of its Common Stock evidence of its indebtedness or assets, then in each such case the Warrant Exercise Price in effect immediately prior to such distribution shall be adjusted so that the same shall equal the price determined by multiplying the Warrant Exercise Price in effect immediately prior to the date of such distribution by a fraction whose numerator shall be the Market Price per share of Common Stock on the effective date of distribution less the then fair market value per share (as reasonably determined by the Board of Directors of the Company) of the assets or evidences of indebtedness so distributed and whose denominator shall be such Market Price per share of the Common Stock. Such adjustment shall be made whenever any such distribution is made and shall be retroactively effective as of immediately after the record date for the determination of stockholders entitled to receive such distribution.

                  4. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (x) to receive a dividend or other distribution of Common Stock, or (y) to receive rights or options to subscribe for Common Stock or Convertible Securities, then, for purposes of this Warrant, such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right or option of subscription or purchase.

                  5. Upon each adjustment of the Warrant Exercise Price as provided in this Section 5, the Warrant Holder shall thereafter be entitled to purchase, at the Warrant Exercise Price resulting from such adjustment, the number of shares of Common Stock obtained by multiplying the Warrant Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Warrant Exercise Price after such adjustment.

F. Reorganization, Reclassification, Etc. In case of any capital reorganization, or of any reclassification of the capital stock, of the Company (other than a change in par value or from a par value to no par value or from no par value to a par value or as a result of a split-up or combination) or in case of the consolidation or merger of the Company with or into any other corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in the Common Stock being changed into, or exchanged for, stock or other securities or property of any other Person), or the sale of all or substantially all of the assets of the Company to another corporation shall be effected, or a share exchange shall be effected by the Company with another corporation or Person, or the liquidation of the Company, or any other event similar to any of the foregoing events (any of the foregoing, a "Reorganization Event"), then, this Warrant, upon exercise after such Reorganization Event, shall entitle the Warrant Holder to purchase the kind and number of shares of stock or other securities or property of the Company, or of the Person resulting from such Reorganization Event, to which the Warrant Holder would have been entitled if he had exercised the Warrant in full immediately prior to such Reorganization Event; and upon any Reorganization Event, appropriate provision shall be made with respect to the rights and interests of the Warrant Holder to the end that the provisions hereof (including, without limitation, provisions for the term of the Warrant, adjustment of the Warrant Exercise Price and of the number of shares purchasable upon the exercise of this Warrant) shall be applicable thereafter, as nearly as may be in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of the rights represented hereby. The Company shall not effect any Reorganization Event unless prior to, or simultaneously with, the consummation thereof the successor Person (if other than the Company) resulting from such Reorganization Event shall assume by written instrument executed and mailed or delivered to the Warrant Holder at the address of such holder appearing on the books of the Company, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase.

G. Notice of Adjustment of Warrant Exercise Price and Number of Warrant Shares. Upon any adjustment of the Warrant Exercise Price or the number of Warrant Shares purchasable hereunder, the Company shall notify the Warrant Holder of the Warrant Exercise Price and number of Warrant Shares in effect after such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

H. Computation of Adjustments. Upon each computation of an adjustment in the Warrant Exercise Price and the number of shares which may be subscribed for and purchased upon exercise of this Warrant, the Warrant Exercise Price shall be computed to the nearest cent (i.e., fractions of .5 of a cent, or greater, shall be rounded to the next highest cent) and the number of shares which may be subscribed for and purchased upon exercise of this Warrant shall be calculated to the nearest whole share (i.e., fractions of one half of a share, or greater, shall be treated as being a whole share). No such adjustment shall be made, however, if the change in the Warrant Exercise Price would be less than $.01 per share, but any such lesser adjustment shall be made at the time and together with the next subsequent adjustment which, together with any adjustments carried forward, shall amount to $.01 per share or more.

I. Notice of Certain Events.  In case at any time:

                  1. the Company shall declare any dividend or distribution in respect of its Common Stock payable in Common Stock or Convertible Securities;

                  2. the Company shall offer for subscription pro rata exclusively to the holders of its Common Stock any additional shares of stock of any class or other rights;

                  3. there shall be any capital reorganization, or reclassification of the capital stock, of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another Person; or

                  4. there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company; then, in any one or more of said cases, the Company shall give to the Warrant Holder (i) at least twenty (20) days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution, or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least twenty (20) days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of such dividend, distribution or subscription rights, the date on which holders of capital stock shall be entitled thereto, and such notice in accordance with the foregoing clause (ii) shall also specify the date on which the holders of capital stock shall be entitled to exchange their capital stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

J. No Change in Warrant Terms on Adjustment. Irrespective of any adjustment in the Warrant Exercise Price or the number of shares of Common Stock issuable upon exercise hereof, this Warrant, whether theretofore or thereafter issued or reissued, may continue to express the same price and number of shares as are stated herein, and the Warrant Exercise Price and such number of shares specified herein shall be deemed to have been so adjusted.

K. Registration Rights. The initial holder of this Warrant, and any assignee thereof, shall have the registration rights with respect to the Warrant Shares set forth in that certain Registration Rights Agreement of even date herewith by and between the Company and such initial holder, a copy of which is attached hereto as Exhibit C.

L. Taxes. The Company shall not be required to pay any tax or taxes attributable to the initial issuance of the Warrant Shares or any transfer taxes involved in the issue or delivery of any certificates for Warrant Shares in a name other than that of the initial Warrant Holder or upon any transfer of this Warrant.

M.  Warrant Holder Not Deemed a Shareholder; Information; Rights Offerings.

                  1. No Warrant Holder, as such, shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon a Warrant Holder, as such, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action, or receive dividends prior to the issuance of record to a Warrant Holder of the Warrant Shares to which he is then entitled to receive upon the due exercise of this Warrant.

                  2.  Notwithstanding  anything to the contrary contained herein
(i) so long as this Warrant or any portion hereof is outstanding, a Warrant Holder shall be entitled to receive from the Company copies of all annual financial statements generated by the Company, including but not limited to the annual audited financial statements of the Company, and any and all other notices and information provided, or required by applicable law or regulation to be provided, by the Company to its shareholders generally, and (ii) if the Company should offer to all of the Company's shareholders the exclusive right to purchase any securities of the Company, then all shares of Common Stock that are subject to this Warrant shall be deemed to be outstanding and owned by the Warrant Holder solely for the purposes thereof, and the Warrant Holder shall be entitled to participate in such rights offering.

                  3. No provision hereof, in the absence of affirmative action by the Warrant Holder to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the Warrant Holder, shall give rise to any liability of such Warrant Holder for the purchase price of any Warrant Shares or as a shareholder of the Company, whether such liability is asserted by the Company or otherwise.

N. Preemptive Rights. The Company shall not grant any preemptive rights with respect to any of its capital stock without the prior written consent of the Warrant Holder.

O. Transfer; Opinions of Counsel; Restrictive Legends.

                  1. This Warrant and any Warrant Shares shall be registered on the books of the Company, and a copy of it shall be kept by the Company at its principal office set forth in Section 19 hereof.

                  2. Subject to the provisions of this Section 15, this Warrant may be transferred, in whole or in part, to any Person or business entity, by presentation of this Warrant to the Company at the office of the Company set forth in Section 19 hereof, with written instructions for such transfer. Upon such presentation for transfer, the Company shall promptly execute and deliver a new Warrant or Warrants in the form hereof in the name of the assignee or assignees and in the denominations specified in such instructions.

                  3. The Company shall pay all expenses incurred by it (but not those incurred by the Warrant Holder or Warrant Share Holder, as applicable) in connection with the preparation, issuance and delivery of Warrants or the Warrant Shares under this Section 15.

                  4. Prior to any sale, transfer or other disposition of this Warrant or the Warrant Shares, as the case may be, the Warrant Holder or Warrant Share Holder, as applicable, will give ten (10) Business Days' notice to the Company of such Warrant Holder's or Warrant Share Holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer and, absent registration under the Securities Act of the securities relating to such proposed transfer, shall be accompanied by an opinion, addressed to the Company and reasonably satisfactory in form and substance to it, of counsel experienced in such matters for such Warrant Holder or Warrant Share Holder, stating whether, in the opinion of such counsel, such transfer will be a transaction exempt from registration under the Securities Act.

                  5. If such sale, transfer or other disposition is subject to registration under the Securities Act, or may in the reasonable opinion of such counsel be effected without registration under the Securities Act, such Warrant Holder or Warrant Share Holder shall thereupon be entitled to transfer this Warrant or the Warrant Shares, as the case my be, in accordance with the terms of the notice delivered by such Warrant Holder or Warrant Share Holder to the Company. In the absence of such registration under the Securities Act, if in the opinion of such counsel such transfer may not be effected without registration under the Securities Act, such Warrant Holder or Warrant Share Holder shall not be entitled to so transfer this Warrant or the Warrant Shares, as the case may be, until such time as the foregoing conditions to transfer are fulfilled.

                  6. Subject to the provisions of this Section 15, the Warrant Holder may at any time transfer this Warrant or the Warrant Shares, as the case may be, to an Affiliate of the Warrant Holder.

                  7. Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered under the Securities Act, shall bear the following legend (and any additional legend or legends required by any securities exchange upon which such Warrant Shares may, at the time of such exercise, be listed) on the face thereof:

                   The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state. The shares may not be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Securities Act of 1933, as amended, and such registration or qualification as may be necessary under the securities laws of any state, or an opinion of counsel reasonably satisfactory to the Company that such registration or qualification is not required.

                   The shares of stock represented by this certificate are held subject to the conditions as set forth in a certain Warrant to Purchase Common Stock dated December 20, 1996, pursuant to which such shares were initially issued. A copy of such Warrant to Purchase Common Stock is on file at the principal office of the Company.



P. Exchange of Warrant; No Redemption.

                  1. This Warrant is divisible into warrants of smaller denominations or fractional warrants, and may be exchanged upon the surrender hereof, accompanied by written instructions with respect to such exchange, by the Warrant Holder at the office of the Company set forth in Section 19 hereof for new Warrants of like provisions representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder from time to time after giving effect to all the provisions hereof.

                  2. This Warrant may not be called or redeemed by the Company without the express written consent of the Warrant Holder.

Q. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent number of Warrant Shares, but only upon receipt of evidence satisfactory to the Company in its reasonable discretion (which, in the appropriate instance, may include a reasonable certification) from the applicable Warrant Holder of such loss, theft or destruction of such Warrant and, if requested, indemnity also satisfactory to it in its reasonable discretion. Applicants for such substitute Warrant shall also pay such reasonable charges as the Company may prescribe relating to issuance of such new Warrant. Further, applicants for such substitute Warrant, other than General Electric Capital Corporation, shall also comply with such other reasonable assurances to protect the Company, including without limitation, a request to provide an indemnity bond sufficient in the reasonable judgment of the Company to protect it from and against any loss that it may suffer arising out of or relating to the issuance of a replacement Warrant. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be enforceable at any time by anyone.

R. Representations of Warrant Holder. The Warrant Holder, by the acceptance hereof, represents that:

                  1. It is acquiring this Warrant for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act.

                  2. It understands that this Warrant at the time of issuance will not be registered under the Securities Act on the ground that the sale provided for in this Warrant and the issuance of securities hereunder is exempt from registration under the Securities Act and that the Company's reliance on such exemption is predicated in part on Warrant Holder's representations set forth herein.

                  3. It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Warrant Holder's investment in the Warrant, Warrant Holder has the ability to bear the economic risks of such investment, and Warrant Holder has no need for liquidity with respect to this Warrant.

                  4. It understands that this Warrant may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering this Warrant or an available exemption from registration under the Securities Act, this Warrant may need to be held indefinitely.

                  5. It represents that the Warrant Holder is an "accredited investor" as that term is defined in Rule 501 promulgated by the Commission pursuant to the Securities Act.

                  6. It has obtained, in its judgment, sufficient information from the Company to evaluate the merits and risks of an investment in this Warrant.

S. Notice. All notices and other communications under this Warrant shall be (a) in writing (which shall include communications by telex or other facsimile transmission, promptly construed in writing), (b) sent by registered or certified mail, postage prepaid, return receipt requested, or delivered by hand, and (c) be given at the following respective addresses and telecopier and telephone numbers and to the attention of the following Persons:

                           a. if to the Company, to it at:

                                           5425 Robin Hood Road
                                           Suite 101A
                                           Norfolk, Virginia 23513
                                           Attention:  President

                                           Telecopier No.:
                                           Telephone No.: (757) 858-1400

                                           with copies to:

                                           John M. Paris, Esquire
                                           Kaufman & Canoles
                                           Post Office Box 3037
                                           Norfolk, Virginia 23514

                                           Telecopier No.: (757) 624-3169
                                           Telephone No.: (757) 624-3181


                           b. if to the Warrant Holder, to him at:

                                           Nicholas L. Calabrese, Esquire
                                           Auto Financial Services
                                           General Electric Capital Corporation
                                           600 Hart Road
                                           Battington, Illinois 60010

                                           Telecopier No.: (847) 304-3444
                                           Telephone No.: (847) 304-3374

                                           with copies to:

                                           William L. Pitman, Esquire
                                           Williams, Mullen, Christian & Dobbins
                                           Post Office Box 1320
                                           Richmond, Virginia 23210-1320

                                           Telecopier No.: (804) 783-6456
                                           Telephone No.: (804) 783-6474


or at such other address, telecopier or telephone number or to the attention of such other person as the party to which such information pertains may hereafter specify for the purpose in a notice to the other party.

T. Judicial Proceedings. Any judicial proceeding brought against the Company with respect to this Warrant may be brought in any court of competent jurisdiction in the Commonwealth of Virginia, and, by execution and delivery of this Warrant, the Company and the Warrant Holder (a) accept, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate courts, and (b) irrevocably waive any objection it may now or hereafter have as to the venue of any such suit, action or proceedings brought in such court or that such court is an inconvenient forum. Nothing herein shall affect the right to serve process in any manner permitted by law or shall limit the right of the Warrant Holder to bring proceedings against the Company in the courts of any other jurisdiction.

U. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged, or terminated only by an instrument in writing signed by the party or holder hereof against which enforcement of such change, waiver, discharge or termination is sought. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Warrant shall be interpreted, construed and enforced in accordance with the laws of the Commonwealth of Virginia, exclusive, however, of such Commonwealth's rules respecting the choice of law.

V. Date. The date of this Warrant is as of December 20, 1996. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date, except that notwithstanding any other provisions hereof, the provisions of Section 15 shall continue in full force and effect after such date as to any Warrant Shares issued on or prior to the Expiration Date upon the exercise of this Warrant.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officers and its corporate seal to be hereunto affixed as of the 20th day of December, 1996.

                                        TFC ENTERPRISES, INC.



                                        By:  /s/ R. S. Raley, Jr.
                                             ----------------------------------
                                                R. S. Raley, Jr., President and
                                                Chief Executive Officer

ATTEST:



By:  /s/ John M. Paris
     --------------------------------
         John M. Paris, Secretary


ACCEPTED AND AGREED:



By:  /s/ W. Jerome McDermott
     --------------------------------
         W. Jerome McDermott,
         Account Executive

                                                                       EXHIBIT A


                                SUBSCRIPTION FORM
              TO BE EXECUTED BY THE REGISTERED HOLDER IF HE DESIRES
                            TO EXERCISE THIS WARRANT.

                              TFC ENTERPRISES, INC.


         The undersigned hereby exercises the right to purchase _____ Warrant Shares covered by this Warrant according to the conditions thereof and herewith makes payment of $______________, the aggregate Warrant Exercise Price of such Warrant Shares, in full.



Date:  _________________, ____               ___________________________________

                                                                       EXHIBIT B


address

Attention:  President

         RE:  Exercise of Warrant, Dated as of December ___, 1996

Dear Sirs:

         In connection with the undersigned's purchase of _____ shares of the Common Stock of TFC Enterprises, Inc., upon exercise of the Warrant therefor (the "Purchased Shares"), the undersigned confirms and agrees as follows:

         1. As the purchaser of the Purchased Shares in a transaction not registered under the Securities Act of 1933 (the "Act"), the undersigned is purchasing such Purchased Shares for its own account for investment and (subject to the disposition of its property being at all times within its control) not with a view to any resale, distribution or other disposition thereof; and the undersigned is proceeding on the assumption that it must bear the economic risk of the investment for an indefinite period, since the Purchased Shares may not be sold except as provided in paragraph 2 below.

         2. The undersigned agrees that, if in the future the undersigned should decide to dispose of such Purchased Shares (such disposition not being presently foreseen or contemplated), the undersigned will not offer, sell, transfer or exchange such Purchased Shares, except (a) pursuant to Section 15 of the Warrant and (b) under the conditions that would not violate the Act.

         3. The undersigned is purchasing such Purchased Shares pursuant to an exemption from the registration requirements of the Act.



Date:  _________________, 19__          _____________________________________

                                                                       EXHIBIT C



                          REGISTRATION RIGHTS AGREEMENT


[This Exhibit C has not been provided because the Registration Rights Agreement, dated December 20, 1996, was superseded by that certain Amended and Restated Registration Rights Agreement, dated April 4, 1997, a copy of which is attached to this Statement as Exhibit 3.]

                                                                       EXHIBIT D

               LIST OF OPTIONS AND RIGHTS TO ACQUIRE COMMON STOCK


                              TFC Enterprises, Inc.

Option Holder              Number                Price                  Term
                          of Shares
------------------------------------------ ------------------ -----------------

Charles M. Johnson             17,390             $11.50       5/9/95-12/31/99
                               14,632             $11.50       5/9/95-12/31/99


Joseph R. Becka                17,390             $11.50       5/9/95-12/31/99
                              153,590             $11.50       5/9/95-12/31/99


George R. Kouri                17,390             $11.50       5/9/95-12/31/99
                              193,986             $11.50       5/9/95-12/31/99


Preston K. Gregory              7,436             $11.50       5/9/95-12/31/99
                               14,632             $11.50       5/9/95-12/31/99


Ronald G. Tray                 39,679             $11.50       5/9/95-12/31/99


David W. Karsten              100,000             $1.125      1/1/97-12/31/2006


Ronald G. Tray                 50,000              $1.25      1/1/97-12/31/2006



Issued and Outstanding Shares   -   11,290,308

                              ALLONGE TO WARRANT TO
                              PURCHASE COMMON STOCK


         This Allonge to Warrant to Purchase Common Stock (this "Allonge"), made as of April 4, 1997, and delivered by TFC Enterprises, Inc., a Delaware corporation (the "Company"), for the benefit of General Electric Capital Corporation ("GECC") recites and provides as follows:

                                    RECITALS:

         A. THE Finance Company ("TFC"), a Virginia corporation and subsidiary of the Company, and GECC entered into a certain Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement, dated as of December 20, 1996 (the "Loan Agreement") amending and restating the terms governing the payment and performance of certain loans made by GECC to TFC.

         B. As a condition of the Loan Agreement, the Company granted to GECC the right to purchase from the Company 567,640 shares of common stock of the Company, pursuant to a Warrant to Purchase Common Stock, dated as of December 20, 1996 (the "First Warrant").

         C. TFC is currently in default under the Loan Agreement and GECC has agreed to restructure the loans thereunder; as a result, TFC and GECC executed Amendment No. 1, dated as of the date hereof (the "Amendment"), in order to set forth the amended terms to the Loan Agreement.

         D. In connection with the Amendment, the Company is required to grant a warrant to GECC for additional shares of the Company's common stock pursuant to that certain Warrant (No. 2) to Purchase Common Stock, dated as of the date hereof (the "Second Warrant").

         E. GECC and the Company agreed that the terms of the First Warrant should be the same as the terms of the Second Warrant, and thus, the Company now desires to execute and deliver this Allonge to GECC to amend the First Warrant.

                                   AGREEMENT:

         NOW, THEREFORE, for and in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company certifies, covenants and agrees as follows:

         1. The Company consents to the terms of this Allonge for the benefit of GECC and ratifies, reaffirms and reconfirms its obligations under the First Warrant, except to the extent that such obligations are amended by this Allonge. The Company certifies that there has been no adjustment in the Warrant Exercise Price or the number of Warrant Shares (as both such terms are defined in the First Warrant). This Allonge does not constitute a novation.

         2. It is the intent of the Company and GECC that the exercise price and the expiration date be amended effective as of the date hereof. Therefore, the First Warrant is hereby amended by deleting the definitions of "Expiration Date" and "Warrant Exercise Price" as set forth in Section 1 and substituting in lieu thereof the following definitions of "Expiration Date" and "Warrant Exercise Price":

                  "Expiration Date" means March 31, 2002.

                  "Warrant Exercise Price" shall initially be $1.00 per share and shall be adjusted and readjusted from time to time as provided in this Warrant.

         3. Section 11 of the First Warrant is hereby deleted in its entirety and a new Section 11 is substituted in lieu thereof as follows:

                           SECTION 11. Registration Rights. The initial holder of this Warrant, and any assignee thereof, shall have the registration rights with respect to the Warrant Shares set forth in that certain Amended and Restated Registration Rights Agreement, dated April 4, 1997, by and between the Company and such initial holder, a copy of which is attached hereto as Exhibit C.

         4. Exhibit C to the First Warrant, containing the Registration Rights Agreement between the Company and GECC, dated December 20, 1996, is hereby deleted in its entirety and a new Exhibit C, as attached hereto, containing the Amended and Restated Registration Rights Agreement between the parties, dated as of the date hereof, shall be substituted in lieu thereof.

         5. In all other respects, the terms of the First Warrant, except as expressly modified hereby, are ratified and reaffirmed and shall remain in full force and effect.

         6. This Allonge shall be binding upon and inure to the benefit of the Company and its successors and assigns, and shall be governed by the laws of the Commonwealth of Virginia.

         7. This Allonge may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.


         IN WITNESS WHEREOF, the Company has caused this Allonge to be executed by its duly authorized officers as of the date first written above.

                                  TFC ENTERPRISES, INC.



                                  By:  /s/ R. S. Raley, Jr.
                                       ----------------------------------------
                                          R. S. Raley, Jr., Chairman, President
                                          and Chief Executive Officer


ATTEST:



s/s Ronald G. Tray
------------------------------------
Ronald G. Tray, Assistant Secretary





ACCEPTED AND AGREED:

GENERAL ELECTRIC CAPITAL CORPORATION



By:  /s/ W. Jerome McDermott
------------------------------------
         W. Jerome McDermott, Account
         Executive

                                    Exhibit C


[The Amended and Restated Registration Rights Agreement, dated April 4, 1997 is attached to this Statement as Exhibit 3.]

                                                                       Exhibit 2


THIS WARRANT MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT AS SPECIFIED HEREIN. NEITHER THE RIGHTS REPRESENTED BY THIS WARRANT NOR THE SHARES ISSUABLE UPON THE EXERCISE HEREOF HAVE BEEN REGISTERED FOR OFFER OR SALE UNDER THE SECURITIES ACT OF 1933. SUCH RIGHTS AND SHARES MAY NOT BE SOLD OR OFFERED FOR SALE IN WHOLE OR IN PART EXCEPT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS HEREOF.


                              TFC ENTERPRISES, INC.

                    WARRANT (NO. 2) TO PURCHASE COMMON STOCK

                                  April 4, 1997

TFC ENTERPRISES, INC., a Delaware corporation, its successors or assigns (the "Company"), hereby certifies that, for value received, GENERAL ELECTRIC CAPITAL CORPORATION, a New York corporation, or its registered assigns (the "Warrant
Holder" or collectively the "Warrant Holders"), is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after April 4, 1997 but not after 5:00 p.m., prevailing Eastern Standard or Daylight Time, on the Expiration Date (as such term is hereinafter defined), 567,640 fully paid and nonassessable shares of Common Stock (as such term is hereinafter defined) of the Company (as adjusted from time to time as provided in this Warrant, the "Warrant Shares"), at a purchase price per share equal to the Warrant Exercise Price (as such term is hereinafter defined), in lawful money of the United States of America. The Company represents and warrants, as of the date hereof, that (a) there are 11,290,308 shares of the Common Stock issued and outstanding and (b) Exhibit D sets forth all options or other rights to acquire any shares of the Common Stock.

                                   DEFINITIONS

SECTION 1. (a) Definitions. The following words and terms as used in this Warrant shall have the following meanings, unless the context in which any such term is used herein clearly requires a different meaning:

"Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.

"Business Day," except as otherwise provided herein, means a day other than a Saturday, a Sunday or a day on which banking institutions in the Commonwealth of Virginia are authorized or obligated by law or required by executive order to be closed.

"Common Stock" means all shares now or hereafter authorized of the Company's Common Stock, $.01 par value per share, and stock of any other class into which such shares may hereafter be changed.

"Convertible Securities" mean any securities issued by the Company which are convertible into or exchangeable for, directly or indirectly, shares of Common Stock.

"Expiration Date" means March 31, 2002.

"Market Price" means the average of the closing prices of Common Stock sales on all domestic exchanges (including the NASDAQ National Market System) on which the Common Stock may at the time be listed, or, if there shall have been no sales on any such exchange on any day, the average of the reported bid prices on all such exchanges at the end of such day, or, if on any day the Common Stock shall not be so listed, the average of the representative bid prices quoted in the NASDAQ System as of 3:30 P.M., Eastern Standard Time, or if on any day the Common Stock shall not be quoted in the NASDAQ System, the average of the high and low bid prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 30 consecutive Business Days (or such other period as shall be specified herein) prior to the date as of which "Market Price" is being determined; provided, that if the Common Stock is listed on any domestic exchange, the term "business days" as used in this sentence shall mean business days on which such exchange is open for trading. If at any time the Common Stock is not listed on any domestic exchange or quoted in the NASDAQ System or the domestic over-the-counter market, the "Market Price" shall be deemed to be the higher of (i) the book value per share thereof, as determined by any firm of independent public accountants (which may include the independent auditors engaged by the Company) of recognized standing selected by the Board of Directors of the Company and acceptable to the Warrant Holder in its reasonable discretion (the Warrant Holder agreeing that the Company's current independent auditors and any other "Big 6" accounting firms engaged by the Company will be acceptable), as of the last day of which such determination shall have been made, or (ii) the fair value per share thereof reasonably determined in good faith by the Board of Directors of the Company as of the date which is within 15 days of the date as of which the determination is to be made (in determining the fair value per share thereof, the Board of Directors shall consider stock market valuations and price to earnings ratios of comparable companies in similar industries).

"Person" means an individual or corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

"Securities Act" means the Securities Act of 1933, as amended.

"Warrant Exercise Price" shall initially be $1.00 per share and shall be adjusted and readjusted from time to time as provided in this Warrant.

"Warrant Share Holder" means any holder of the Warrant Shares.

         (b) Other Definitional Provisions. Except as otherwise specified herein:

                           a. all references herein (A) to any Person shall be
deemed to include such Person's successors and assigns, and (B) to any applicable law defined or referred to herein, shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

                           b. Whenever used in this Warrant, the words "herein,"
"hereof" and "hereunder," and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words "Section" and "Exhibit" shall refer to Sections of, and Exhibits to, this Warrant unless otherwise specified.

                           c. When the context so requires, the neuter gender
includes the masculine or feminine, and the singular number includes the plural, and vice versa.

          SECTION 2. Exercise of Warrant. The rights represented by this Warrant may be exercised by the Warrant Holder then registered on the books of the Company, in whole or from time to time in part (except that this Warrant shall not be exercisable as to a fractional share) by

                            (i)  delivery of a written notice, in the form of
the Subscription Notice attached as Exhibit A hereto, of such holder's election to exercise this Warrant, which notice shall specify a number of Warrant Shares to be purchased not less than 1,000 (as adjusted from time to time as provided herein),

                            (ii) payment to the Company of an amount equal to
the Warrant Exercise Price multiplied by the number of Warrant Shares as to which the Warrant is then being exercised (plus any applicable issue or transfer taxes) in cash or by certified or official bank check,

                            (iii) surrender of this Warrant, properly endorsed,
at the  principal  office of the Company in Norfolk,  Virginia,  as set forth in
Section 19 hereof (or at such other agency or office of the Company as the Company may designate by notice to the holder hereof), and

                            (iv) if the Warrant Shares issuable upon the
exercise of the rights represented by this Warrant have not been registered under the Securities Act, delivery to the Company by such holder of a letter in the form of Exhibit B hereto;

provided, that if such Warrant Shares are to be issued in any name other than that of the registered holder of this Warrant, such issuance shall be deemed a transfer and the provisions of Section 15 hereof shall be applicable. In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for the Warrant Shares so purchased, registered in the name directed by the holder, shall be delivered as directed by the holder within a reasonable time, not exceeding 15 Business Days, after such exercise. Unless the rights represented by this Warrant shall have expired or have been fully exercised, the Company shall issue a new Warrant identical in all respects to the Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under the Warrant exercised, less the number of Warrant Shares with respect to which such Warrant was exercised. The person in whose name any certificate for Warrant Shares is issued upon the exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such Warrant Shares immediately prior to the close of business on the date on which the Warrant was surrendered and payment of the amount due in respect of such exercise and any applicable taxes was made, irrespective of the date of delivery of such share certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are properly closed, such person shall be deemed to have become the holder of such Warrant Shares at the opening of business on the next succeeding date on which the stock transfer books are open.

          SECTION 3. Covenants as to Common Stock. The Company covenants and agrees that:

                   (a) All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable;

                   (b) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock, free of preemptive rights, to provide for the exercise of the rights then represented by this Warrant, and that the par value of such shares will at all times be less than the applicable Warrant Exercise Price. Before taking any action that would cause an adjustment reducing the Warrant Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of this Warrant, the Company will take any corporate action that may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Warrant Exercise Price; and

                    (c) If any shares of Common Stock reserved or to be reserved to provide for the exercise of the rights then represented by this Warrant require registration with or approval of any governmental authority under any federal law (other than the Securities Act) or under any state law before such shares may be validly issued, then the Company covenants that it will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be.

          SECTION 4. Adjustment of Warrant Exercise Price Upon Stock Splits, Dividends, Distributions and Combinations; Adjustment of Number of Warrant Shares.

                   (a)     In case  the  Company shall subdivide at any time its
outstanding shares of Common Stock into a greater number of shares or issue a stock dividend or make a distribution with respect to outstanding shares of Common Stock or Convertible Securities, payable in Common Stock or in Convertible Securities which are convertible with no additional consideration, the Warrant Exercise Price in effect immediately prior to such subdivision or stock dividend or distribution shall be proportionately reduced (treating for such purpose any such shares of Convertible Securities outstanding or payable as being the number of shares of Common Stock issuable upon their conversion); and, conversely, in the case that the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Warrant Exercise Price in effect immediately prior to such combination shall be proportionately increased.

                   (b) Upon each adjustment of the Warrant Exercise Price as provided in this Section 4, the Warrant Holder shall thereafter be entitled to purchase, at the Warrant Exercise Price resulting from such adjustment, the number of shares of Common Stock obtained by multiplying the Warrant Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Warrant Exercise Price after such adjustment.

         SECTION 5. Adjustment of Warrant Exercise Price Upon Certain Issuances or Sales of Common Stock.

                   (a) Whenever the Company shall issue, sell or otherwise distribute any shares of its Common Stock (except as provided for in Section 6) and the amount of consideration per share is less than the Market Price in effect immediately prior to the time of such issuance or sale, then, forthwith upon such issue or sale, and thereafter successively upon each such issue, the Warrant Exercise Price shall be reduced to the amount determined by multiplying the Warrant Exercise Price in effect immediately prior to the time of such issue or sale by a fraction, whose numerator shall be (i) the sum of (x) the number of shares of

Common Stock outstanding immediately prior to such issue or sale multiplied by the current Market Price immediately prior to such issue or sale, and (y) the consideration received by the Company upon such issue or sale, and whose denominator shall be (ii) the total number of shares of Common Stock outstanding immediately after such issue or sale multiplied by the current Market Price immediately prior to such issue or sale.

                   (b) For the purposes of this Section 5, the following clauses (i) to (v), inclusive, shall also be applicable:

                           (i)      in case at any time the Company shall in any
manner grant any rights to subscribe for any rights or options to purchase any shares of Common Stock or any Convertible Securities, whether or not such rights or options or the rights to convert or exchange any such Convertible Securities are immediately exercisable, and the purchase price per share for which Common Stock is issuable upon the exercise of such rights or options or upon conversion or exchange of such rights or options or upon conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the granting of all such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such rights or options, plus, in the case of such Convertible Securities, the average aggregate amount of additional consideration, if any, payable upon the conversion or exchange thereof, by (y) the maximum aggregate number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the Market Price in effect immediately prior to the time of the granting of such rights or options, then the maximum aggregate number of shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such rights or options shall be deemed (as of the date of granting of such rights or options) to be outstanding and to have been issued for such price per share. No further adjustments of the Warrant Exercise Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such rights or options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, except as otherwise provided in clause
(iii) below;

                           (ii)     in case at any time the Company shall issue
or sell in any manner any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the purchase price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (x) the total amount received or receivable by the Company as consideration for the issue or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (y) the maximum aggregate number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Market Price in effect immediately prior to the time of such issue or sale, then the maximum aggregate number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed (as of the date of the issue or sale of such Convertible Securities) to be outstanding and to have been issued for such price per share, provided that, except as otherwise specified in clause (iii) below, (a) no further adjustment of the Warrant Exercise Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any rights to subscribe for or to purchase or upon exercise of any option to purchase any such Convertible Securities for which adjustments of the Warrant Exercise Price have been or are to be made pursuant to other provisions of this Section 5, no further adjustment of the Warrant Exercise Price shall be made by reason of such issue or sale;

                           (iii)    if the purchase price or number of shares
purchasable provided for in any right or option referred to in clause (i) above, or the rate at which any Convertible Securities referred to in clause (i) or
(ii) above are convertible into or exchangeable for Common Stock, shall change at any time (other than under, or by reason of, similar provisions contained in such securities designed to protect against dilution for which provision for adjustments in the Warrant Exercise Price are provided for in this Warrant), the Warrant Exercise Price then in effect hereunder shall forthwith be readjusted to such Warrant Exercise Price as would have obtained had the adjustments made upon the issuance of such rights, options or Convertible Securities been made upon the basis of the changed terms; and on the expiration of any such option or right referred to in clause (i) above or the termination of any such right to convert or exchange such Convertible Securities referred to in clause (i) or
(ii) above, the Warrant Exercise Price then in effect hereunder shall forthwith be readjusted to such Warrant Exercise Price as would have obtained had the adjustments made upon the issuance of such rights or options or Convertible Securities have been made upon the basis of the issuance of only the number of shares of Common Stock, if any, theretofore actually delivered upon the exercise of such rights or options or upon the conversion or exchange of such Convertible Securities;

                           (iv)     the cash consideration received for any
shares of Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock or Convertible Securities issued or sold shall be deemed to be the amount received therefor, before deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed in connection therewith; in case any shares of Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash (including any non-cash consideration received in respect of any acquisition by the Company of substantially all of the stock or assets of another entity) received by the Company for such shares shall be deemed to be the value of such consideration as determined reasonably and in good faith by the Board of Directors of the Company; and

                           (iv)     the number of shares of Common Stock
outstanding at any given time shall not include such shares owned or held by or for the account of the Company; but the transfer from the Company of any such shares so owned or held shall be considered to be an issue or sale of Common Stock for the purposes of this Section 5.

                   (c) If the Company shall distribute to all holders of its Common Stock evidence of its indebtedness or assets, then in each such case the Warrant Exercise Price in effect immediately prior to such distribution shall be adjusted so that the same shall equal the price determined by multiplying the Warrant Exercise Price in effect immediately prior to the date of such distribution by a fraction whose numerator shall be the Market Price per share of Common Stock on the effective date of distribution less the then fair market value per share (as reasonably determined by the Board of Directors of the Company) of the assets or evidences of indebtedness so distributed and whose denominator shall be such Market Price per share of the Common Stock. Such adjustment shall be made whenever any such distribution is made and shall be retroactively effective as of immediately after the record date for the determination of stockholders entitled to receive such distribution.

                   (d) If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (x) to receive a dividend or other distribution of Common Stock, or (y) to receive rights or options to subscribe for Common Stock or Convertible Securities, then, for purposes of this Warrant, such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right or option of subscription or purchase.

                   (e) Upon each adjustment of the Warrant Exercise Price as provided in this Section 5, the Warrant Holder shall thereafter be entitled to purchase, at the Warrant Exercise Price resulting from such adjustment, the number of shares of Common Stock obtained by multiplying the Warrant Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Warrant Exercise Price after such adjustment.

          SECTION 6. Reorganization, Reclassification, Etc. In case of any capital reorganization, or of any reclassification of the capital stock, of the Company (other than a change in par value or from a par value to no par value or from no par value to a par value or as a result of a split-up or combination) or in case of the consolidation or merger of the Company with or into any other corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in the Common Stock being changed into, or exchanged for, stock or other securities or property of any other Person), or the sale of all or substantially all of the assets of the Company to another corporation shall be effected, or a share exchange shall be effected by the Company with another corporation or Person, or the liquidation of the Company, or any other event similar to any of the foregoing events (any of the foregoing, a "Reorganization Event"), then, this Warrant, upon exercise after such Reorganization Event, shall entitle the Warrant Holder to purchase the kind and number of shares of stock or other securities or property of the Company, or of the Person resulting from such Reorganization Event, to which the Warrant Holder would have been entitled if he had exercised the Warrant in full immediately prior to such Reorganization Event; and upon any Reorganization Event, appropriate provision shall be made with respect to the rights and interests of the Warrant Holder to the end that the provisions hereof (including, without limitation, provisions for the term of the Warrant, adjustment of the Warrant Exercise Price and of the number of shares purchasable upon the exercise of this Warrant) shall be applicable thereafter, as nearly as may be in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of the rights represented hereby. The Company shall not effect any Reorganization Event unless prior to, or simultaneously with, the consummation thereof the successor Person (if other than the Company) resulting from such Reorganization Event shall assume by written instrument executed and mailed or delivered to the Warrant Holder at the address of such holder appearing on the books of the Company, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase.

          SECTION 7. Notice of Adjustment of Warrant Exercise Price and Number of Warrant Shares. Upon any adjustment of the Warrant Exercise Price or the number of Warrant Shares purchasable hereunder, the Company shall notify the Warrant Holder of the Warrant Exercise Price and number of Warrant Shares in effect after such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

          SECTION 8. Computation of Adjustments. Upon each computation of an adjustment in the Warrant Exercise Price and the number of shares which may be subscribed for and purchased upon exercise of this Warrant, the Warrant Exercise Price shall be computed to the nearest cent (i.e., fractions of .5 of a cent, or greater, shall be rounded to the next highest cent) and the number of shares which may be subscribed for and purchased upon exercise of this Warrant shall be calculated to the nearest whole share (i.e., fractions of one half of a share, or greater, shall be treated as being a whole share). No such adjustment shall be made, however, if the change in the Warrant Exercise Price would be less than $.01 per share, but any such lesser adjustment shall be made at the time and together with the next subsequent adjustment which, together with any adjustments carried forward, shall amount to $.01 per share or more.

          SECTION 9.  Notice of Certain Events.  In case at any time:

                   (a) the Company shall declare any dividend or distribution in respect of its Common Stock payable in Common Stock or Convertible Securities;

                   (b) the Company shall offer for subscription pro rata exclusively to the holders of its Common Stock any additional shares of stock of any class or other rights;

                   (c) there shall be any capital reorganization, or reclassification of the capital stock, of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another Person; or

                   (d) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, in any one or more of the above-referenced cases, the Company shall give to the Warrant Holder (i) at least twenty (20) days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution, or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least twenty (20) days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of such dividend, distribution or subscription rights, the date on which holders of capital stock shall be entitled thereto, and such notice in accordance with the foregoing clause (ii) shall also specify the date on which the holders of capital stock shall be entitled to exchange their capital stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

          SECTION 10. No Change in Warrant Terms on Adjustment. Irrespective of any adjustment in the Warrant Exercise Price or the number of shares of Common Stock issuable upon exercise hereof, this Warrant, whether theretofore or thereafter issued or reissued, may continue to express the same price and number of shares as are stated herein, and the Warrant Exercise Price and such number of shares specified herein shall be deemed to have been so adjusted.

          SECTION 11. Registration Rights. The initial holder of this Warrant, and any assignee thereof, shall have the registration rights with respect to the Warrant Shares set forth in that certain Amended and Restated Registration Rights

Agreement of even date herewith by and between the Company and such initial holder, a copy of which is attached hereto as Exhibit C.

          SECTION 12. Taxes. The Company shall not be required to pay any tax or taxes attributable to the initial issuance of the Warrant Shares or any transfer taxes involved in the issue or delivery of any certificates for Warrant Shares in a name other than that of the initial Warrant Holder or upon any transfer of this Warrant.

          SECTION 13. Warrant Holder Not Deemed a Shareholder; Information; Rights Offerings.

                   (a) No Warrant Holder, as such, shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon a Warrant Holder, as such, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action, or receive dividends prior to the issuance of record to a Warrant Holder of the Warrant Shares to which he is then entitled to receive upon the due exercise of this Warrant.

                   (b) Notwithstanding anything to the contrary contained herein (i) so long as this Warrant or any portion hereof is outstanding, a Warrant Holder shall be entitled to receive from the Company copies of all annual financial statements generated by the Company, including but not limited to the annual audited financial statements of the Company, and any and all other notices and information provided, or required by applicable law or regulation to be provided, by the Company to its shareholders generally, and (ii) if the Company should offer to all of the Company's shareholders the exclusive right to purchase any securities of the Company, then all shares of Common Stock that are subject to this Warrant shall be deemed to be outstanding and owned by the Warrant Holder solely for the purposes thereof, and the Warrant Holder shall be entitled to participate in such rights offering.

                   (c) No provision hereof, in the absence of affirmative action by the Warrant Holder to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the Warrant Holder, shall give rise to any liability of such Warrant Holder for the purchase price of any Warrant Shares or as a shareholder of the Company, whether such liability is asserted by the Company or otherwise.

          SECTION 14. Preemptive Rights. The Company shall not grant any preemptive rights with respect to any of its capital stock without the prior written consent of the Warrant Holder.

          SECTION 15.  Transfer; Opinions of Counsel; Restrictive Legends.

                   (a) This Warrant and any Warrant Shares shall be registered on the books of the Company, and a copy of it shall be kept by the Company at its principal office set forth in Section 19 hereof.

                   (b)     Subject  to the provisions of this Section  15, this
Warrant may be transferred, in whole or in part, to any Person or business entity, by presentation of this Warrant to the Company at the office of the Company set forth in Section 19 hereof, with written instructions for such transfer. Upon such presentation for transfer, the Company shall promptly execute and deliver a new Warrant or Warrants in the form hereof in the name of the assignee or assignees and in the denominations specified in such instructions.

                   (c) The Company shall pay all expenses incurred by it (but not those incurred by the Warrant Holder or Warrant Share Holder, as applicable) in connection with the preparation, issuance and delivery of Warrants or the Warrant Shares under this Section 15.

                   (d) Prior to any sale, transfer or other disposition of this Warrant or the Warrant Shares, as the case may be, the Warrant Holder or Warrant Share Holder, as applicable, will give ten (10) Business Days' notice to the Company of such Warrant Holder's or Warrant Share Holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer and, absent registration under the Securities Act of the securities relating to such proposed transfer, shall be accompanied by an opinion, addressed to the Company and reasonably satisfactory in form and substance to it, of counsel experienced in such matters for such Warrant Holder or Warrant Share Holder, stating whether, in the opinion of such counsel, such transfer will be a transaction exempt from registration under the Securities Act.

                   (e) If such sale, transfer or other disposition is subject to registration under the Securities Act, or may in the reasonable opinion of such counsel be effected without registration under the Securities Act, such Warrant Holder or Warrant Share Holder shall thereupon be entitled to transfer this Warrant or the Warrant Shares, as the case my be, in accordance with the terms of the notice delivered by such Warrant Holder or Warrant Share Holder to the Company. In the absence of such registration under the Securities Act, if in the opinion of such counsel such transfer may not be effected without registration under the Securities Act, such Warrant Holder or Warrant Share Holder shall not be entitled to so transfer this Warrant or the Warrant Shares, as the case may be, until such time as the foregoing conditions to transfer are fulfilled.

                   (f) Subject to the provisions of this Section 15, the Warrant Holder may at any time transfer this Warrant or the Warrant Shares, as the case may be, to an Affiliate of the Warrant Holder.

                   (g) Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered under the Securities Act, shall bear the following legend (and any additional legend or legends required by any securities exchange upon which such Warrant Shares may, at the time of such exercise, be listed) on the face thereof:

                   The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state. The shares may not be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Securities Act of 1933, as amended, and such registration or qualification as may be necessary under the securities laws of any state, or an opinion of counsel reasonably satisfactory to the Company that such registration or qualification is not required.

                   The shares of stock represented by this certificate are held subject to the conditions as set forth in a certain Warrant to Purchase Common Stock dated April 4, 1997, pursuant to which such shares were initially issued. A copy of such Warrant to Purchase Common Stock is on file at the principal office of the Company.

          SECTION 16.  Exchange of Warrant; No Redemption.

                   (a) This Warrant is divisible into warrants of smaller denominations or fractional warrants, and may be exchanged upon the surrender hereof, accompanied by written instructions with respect to such exchange, by the Warrant Holder at the office of the Company set forth in Section 19 hereof for new Warrants of like provisions representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder from time to time after giving effect to all the provisions hereof.

                   (b) This Warrant may not be called or redeemed by the Company without the express written consent of the Warrant Holder.

          SECTION 17. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent number of Warrant Shares, but only upon receipt of evidence satisfactory to the Company in its reasonable discretion (which, in the appropriate instance, may include a reasonable certification) from the applicable Warrant Holder of such loss, theft or destruction of such Warrant and, if requested, indemnity also satisfactory to it in its reasonable discretion. Applicants for such substitute Warrant shall also pay such reasonable charges as the Company may prescribe relating to issuance of such new Warrant. Further, applicants for such substitute Warrant, other than General Electric Capital Corporation, shall also comply with such other reasonable assurances to protect the Company, including without limitation, a request to provide an indemnity bond sufficient in the reasonable judgment of the Company to protect it from and against any loss that it may suffer arising out of or relating to the issuance of a replacement Warrant. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be enforceable at any time by anyone.

          SECTION 18. Representations of Warrant Holder. The Warrant Holder, by the acceptance hereof, represents that:

                   (a) It is acquiring this Warrant for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act.

                   (b) It understands that this Warrant at the time of issuance will not be registered under the Securities Act on the ground that the sale provided for in this Warrant and the issuance of securities hereunder is exempt from registration under the Securities Act and that the Company's reliance on such exemption is predicated in part on Warrant Holder's representations set forth herein.

                   (c) It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Warrant Holder's investment in the Warrant, Warrant Holder has the ability to bear the economic risks of such investment, and Warrant Holder has no need for liquidity with respect to this Warrant.

                   (d) It understands that this Warrant may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering this Warrant or an available exemption from registration under the Securities Act, this Warrant may need to be held indefinitely.

                   (e) It represents that the Warrant Holder is an "accredited investor" as that term is defined in Rule 501 promulgated by the Commission pursuant to the Securities Act.

                   (f) It has obtained, in its judgment, sufficient information from the Company to evaluate the merits and risks of an investment in this Warrant.

         SECTION 19. Notice. All notices and other communications under this Warrant shall be (a) in writing (which shall include communications by telex or other facsimile transmission, promptly construed in writing), (b) sent by registered or certified mail, postage prepaid, return receipt requested, or delivered by hand, and (c) be given at the following respective addresses and telecopier and telephone numbers and to the attention of the following Persons:

                   (a)     if to the Company, to it at:

                                     5425 Robin Hood Road
                                     Suite 101A
                                     Norfolk, Virginia  23513
                                     Attention:  President
                                     Facsimile No.:  (757) 858-4073
                                     Telephone No.:  (757) 858-1400

                            with copies to:

                                     John M. Paris, Esquire
                                     Kaufman & Canoles
                                     Post Office Box 3037
                                     Norfolk, Virginia  23514
                                     Facsimile No.:  (757) 624-3169
                                     Telephone No.:  (757) 624-3181


                   (b)     if to the Warrant Holder, to him at:

                                     Nicholas L. Calabrese, Esquire
                                     Auto Financial Services
                                     General Electric Capital Corporation
                                     600 Hart Road
                                     Barrington, Illinois  60010
                                     Facsimile No.:  (847) 304-3444
                                     Telephone No.:  (847) 304-3374

                            with copies to:

                                     William L. Pitman, Esquire
                                     Williams, Mullen, Christian & Dobbins
                                     Post Office Box 1320
                                     Richmond, Virginia  23210-1320
                                     Facsimile No.:  (804) 783-6456
                                     Telephone No.:  (804) 783-6474


or at such other address, telecopier or telephone number or to the attention of such other person as the party to which such information pertains may hereafter specify for the purpose in a notice to the other party.

          SECTION 20. Judicial Proceedings. Any judicial proceeding brought against the Company with respect to this Warrant may be brought in any court of competent jurisdiction in the Commonwealth of Virginia, and, by execution and delivery of this Warrant, the Company and the Warrant Holder (a) accept, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate courts, and (b) irrevocably waive any objection it may now or hereafter have as to the venue of any such suit, action or proceedings brought in such court or that such court is an inconvenient forum. Nothing herein shall affect the right to serve process in any manner permitted by law or shall limit the right of the Warrant Holder to bring proceedings against the Company in the courts of any other jurisdiction.

          SECTION 21. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged, or terminated only by an instrument in writing signed by the party or holder hereof against which enforcement of such change, waiver, discharge or termination is sought. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Warrant shall be interpreted, construed and enforced in accordance with the laws of the Commonwealth of Virginia, exclusive, however, of such Commonwealth's rules respecting the choice of law.

         SECTION 22. Date. The date of this Warrant is as of April 4, 1997. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date, except that notwithstanding any other provisions hereof, the provisions of Section 15 shall continue in full force and effect after such date as to any Warrant Shares issued on or prior to the Expiration Date upon the exercise of this Warrant.



                          [ Intentionally left blank ]

         IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officers and its corporate seal to be hereunto affixed as of the 4th day of April, 1996.

                                TFC ENTERPRISES, INC.



                                By:  /s/ R. S. Raley, Jr.
                                     -----------------------------------------
                                         R. S. Raley, Jr., Chairman, President
                                         and Chief Executive Officer

ATTEST:



By:  /s/ Ronald G. Tray
     ---------------------------------
         Ronald G. Tray, Assistant
         Secretary


ACCEPTED AND AGREED:

GENERAL ELECTRIC CAPITAL CORPORATION


By:  /s/ W. Jerome McDermott
     ---------------------------------
         W. Jerome McDermott, Account
         Executive

                                                                       EXHIBIT A


                                 WARRANT (NO. 2)
                                SUBSCRIPTION FORM
              TO BE EXECUTED BY THE REGISTERED HOLDER IF HE DESIRES
                            TO EXERCISE THIS WARRANT.

                              TFC ENTERPRISES, INC.


         The undersigned hereby exercises the right to purchase _____ Warrant Shares covered by this Warrant according to the conditions thereof and herewith makes payment of $______________, the aggregate Warrant Exercise Price of such Warrant Shares, in full.



                                     _________________________________________

                                     DATE:____________________________________

                                                                       EXHIBIT B


Address:

_______________________________

_______________________________

Attention:  President

         RE:      Exercise of Warrant (No. 2), Dated as of April ____, 1997

Dear Sirs:

         In connection with the undersigned's purchase of _____ shares of the Common Stock of TFC Enterprises, Inc., upon exercise of the Warrant therefor (the "Purchased Shares"), the undersigned confirms and agrees as follows:

         1. As the purchaser of the Purchased Shares in a transaction not registered under the Securities Act of 1933 (the "Act"), the undersigned is purchasing such Purchased Shares for its own account for investment and (subject to the disposition of its property being at all times within its control) not with a view to any resale, distribution or other disposition thereof; and the undersigned is proceeding on the assumption that it must bear the economic risk of the investment for an indefinite period, since the Purchased Shares may not be sold except as provided in paragraph 2 below.

         2. The undersigned agrees that, if in the future the undersigned should decide to dispose of such Purchased Shares (such disposition not being presently foreseen or contemplated), the undersigned will not offer, sell, transfer or exchange such Purchased Shares, except (a) pursuant to Section 15 of the Warrant and (b) under the conditions that would not violate the Act.

         3. The undersigned is purchasing such Purchased Shares pursuant to an exemption from the registration requirements of the Act.



                                     _________________________________________

                                     DATE:____________________________________

                                                                       EXHIBIT C



                              AMENDED AND RESTATED
                          REGISTRATION RIGHTS AGREEMENT

[The Amended and Restated Registration Rights Agreement, dated April 4, 1997, is attached to this Statement as Exhibit 3.]

                                                                       EXHIBIT D

               LIST OF OPTIONS AND RIGHTS TO ACQUIRE COMMON STOCK

                              TFC Enterprises, Inc.

Option Holder                                 Number                Price                       Term
                                             of Shares
-------------------------------------- ---------------------- ------------------ ------------------------------------

Charles M. Johnson                                    17,390             $11.50            5/9/95-12/31/99
                                                      14,632             $11.50            5/9/95-12/31/99

Joseph R. Becka                                       17,390             $11.50            5/9/95-12/31/99
                                                     153,590             $11.50            5/9/95-12/31/99

George R. Kouri                                       17,390             $11.50            5/9/95-12/31/99
                                                     193,986             $11.50            5/9/95-12/31/99

Preston K. Gregory                                     7,436             $11.50            5/9/95-12/31/99
                                                      14,632             $11.50            5/9/95-12/31/99

Ronald G. Tray                                        39,679             $11.50            5/9/95-12/31/99

David W. Karsten                                     100,000             $1.125           1/1/97-12/31/2006

Ronald G. Tray                                        50,000              $1.25           1/1/97-12/31/2006

Robert S. Raley, Jr.                                 200,000              $1.44          1/1/97 - 12/31/2006

*General Electric Capital Corporation                567,640              $1.00          12/20/96-3/31/2002


* The Warrant granted to General Electric Capital Corporation on December 20, 1996, for 567,640 Warrant Shares was amended by that certain Allonge, dated as of the date of this Agreement, to reduce the Exercise Price from $2.00 to $1.00 per share and to change the Expiration Date of the Warrant from 12/31/2000 to 3/31/2002.

                                                                       Exhibit 3



                              AMENDED AND RESTATED
                          REGISTRATION RIGHTS AGREEMENT

         THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of April 4, 1997, is made between TFC ENTERPRISES, INC., a Delaware corporation (the "Company") and GENERAL ELECTRIC CAPITAL CORPORATION, a New York corporation ("GECC") and amends and restates that certain Registration Rights Agreement, dated as of December 20, 1996 between the Company and GECC and does not constitute a novation.

                                    RECITALS:

         A. THE Finance Company ("TFC"), a Virginia corporation and subsidiary of the Company, entered into a certain Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement, dated as of December 20, 1996 (the "Loan Agreement"), whereby, among other things, GECC agreed to make loans to TFC pursuant to the terms thereof, and which agreement is guaranteed by the Company.

         B. As consideration for GECC entering into the Loan Agreement, the Company issued to GECC a certain Warrant to Purchase Common Stock, dated December 20, 1996, (including any divisions thereof, the "First Warrant"), whereby GECC was granted rights to purchase shares of the Common Stock (as hereinafter defined) of the Company. The Company also entered into a Registration Rights Agreement with GECC, dated December 20, 1996 (the "Original Registration Rights Agreement") in order to provide certain registration rights to GECC in order to facilitate the distribution of such shares of Common Stock purchasable under the First Warrant.

         C. TFC is currently in default under the Loan Agreement and GECC has agreed to restructure the loans under the Loan Agreement and to pay off another creditor of the Company, namely, Nationsbank, N.A. (the "Loan Restructure"). In connection with the Loan Restructure, TFC and GECC executed Amendment No. 1, dated as of the date hereof (the "Amendment," and together with the Loan Agreement, the "Amended Loan Agreement"), in order to set forth the terms and conditions of the Loan Restructure.

         D. As consideration for GECC entering into the Amendment, the Company is required to issue to GECC a warrant for additional shares of Common Stock of the Company, pursuant to that certain Warrant (No. 2) to Purchase Common Stock, dated as of the date hereof (including any divisions thereof, the "Second Warrant").

         E. As further consideration for GECC entering into the Amendment, the Company is required to grant GECC registration rights with respect to the Common Stock purchasable under the Second Warrant. It is the desire of the Company and GECC to amend and restate the Original Registration Rights Agreement to provide for registration rights with respect to the Common Stock purchasable under both the First Warrant and the Second Warrant. For the purposes of this Agreement, the First Warrant and the Second Warrant, together, shall be referred to as the "Warrant."

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, in the Loan Agreement and in the Warrant, the Company and GECC hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         1.1 Defined Terms. For purposes of this Agreement, the following terms have the following meanings:

                  (a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement.

                  (b) "Blue Sky Filing" shall mean a filing made in connection with the registration or qualification of the GECC Shares under a particular state's or similar jurisdiction's securities or blue sky laws.

                  (c) "Business Day" shall mean a day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or in the case of determining a date on which any payment is due, a day other than a Saturday, Sunday or a day on which banking institutions in the Commonwealth of Virginia are authorized or obligated by law or required by executive order to be closed.

                  (d) "Common Stock" shall mean all shares now or hereafter authorized of the Company's Common Stock, $.01 par value per share, and stock of any other class into which such shares may hereafter be changed.

                  (e) "Counsel to the Holders" shall mean the single law firm from time to time representing the Holders, as appointed by the Holders of a majority in number of the GECC Shares.

                  (f) "Effective Date" shall mean the date on which the Registration Statement provided in Section 2.2 is initially declared effective by the SEC.

                  (g)  "Effective Period" shall have the meaning set forth in
Section 2.2(b) hereof.

                  (h) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  (i) "GECC Shares" shall mean collectively (i) the Warrant Shares and (ii) the Warrant, if applicable pursuant to Section 2.1(b). Securities shall cease to be GECC Shares (and therefore cease to be entitled to the benefits of this Agreement) in accordance with Section 2.1(a).

                  (j) "Holder" shall mean, collectively, (i) GECC and (ii) any successor holder of GECC Shares pursuant to Section 5.3.

                  (k) "Inspectors" shall have the meaning set forth in Section 2.4(k) hereof.

                  (l) "NASD" shall mean the National Association of Securities Dealers, Inc.

                  (m)  "NASDAQ" shall mean the NASDAQ Stock Market.

                  (n) "Person" shall have the meaning set forth in Section 3(a)(9) of the Exchange Act as in effect on the date of this Agreement.

                  (o) "Prospectus" shall mean the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the GECC Shares covered by such Registration Statement and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in any such prospectus.

                  (p) "Records" shall have the meaning set forth in Section 2.4(k) hereof.

                  (q)  "Registration   Expenses"   shall   mean   any  and  all
out-of-pocket expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, (i) all registration and filing fees with the SEC, NASD and NASDAQ, or any other exchange or automated interdealer quotation system as then applicable, (ii) all fees and expenses of complying with state securities or blue sky laws, (iii) all printing, messenger and delivery expenses, (iv) all fees and expenses incurred in connection with the listing of the

GECC Shares on NASDAQ, or any other exchange or automated interdealer quotation system as then applicable, (v) the fees and disbursements of the Company's counsel and of its independent public accountants, (vi) the reasonable fees and expenses of any special experts retained by the Company in connection with the requested registration, (vii) one-half of the reasonable fees and expenses of Counsel to the Holders, and (viii) out-of-pocket expenses of underwriters, if any, paid by the issuer to the extent provided for in any underwriting agreement. Registration Expenses shall not include (x) any fees or disbursements of counsel to the Holders (other than Counsel to the Holders) and (y) underwriting discounts and commissions, and transfer taxes, if any, relating to the sale or disposition of the GECC Shares.

                  (r)  "Registration   Statement"   shall   mean  one  or  more
registration statements of the Company under the Securities Act that cover any portion of the GECC Shares pursuant to the terms of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement, including pre-and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

                  (s)  "SEC" shall mean the Securities and Exchange Commission.

                  (t) "Securities Act" shall mean the Securities Act of 1933, as amended.

                  (u) "Warrant Shares" shall mean the 1,135,280 shares of Common Stock purchasable by the Holders under the Warrant, as adjusted from time to time as provided therein, and including but not limited to, any securities paid, issued or distributed in respect of any shares of Common Stock by way of stock dividend or distribution or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation or otherwise.

         1.2 Other Definitional Provisions. Except as otherwise specified herein:

                  (a) All references herein (i) to any Person shall be deemed to include such Person's successors and assigns, and (ii) to any applicable law defined or referred to herein, shall be deemed references to such applicable laws as same may have been or may be amended or supplemented from time to time.

                  (b) Whenever used in this Agreement, the words "herein," "hereof" and "hereunder," and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement, and the words "Section" and "Exhibit" shall refer to Sections of, and Exhibits to, this Agreement unless otherwise specified.

                  (c) When the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.


                                   ARTICLE II
                           REGISTRATION OF SECURITIES

         2.1      Securities Subject to this Agreement.

                  (a) The securities entitled to the benefits of this Agreement are the Warrant Shares and the Warrant (subject to Section 2.1(b)). For the purposes of this Agreement, any such securities will no longer be subject to this Agreement and no longer deemed "GECC Shares" when and to the extent that
(i) a Registration Statement covering such securities has been declared effective under the Securities Act and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities are sold or otherwise transferred pursuant to Rule 144 under the Securities Act, (iii) such securities shall have been otherwise transferred or disposed of, new certificates therefor not bearing a legend restricting further transfer shall have been delivered by the Company and, at such time, subsequent transfer or disposition of such securities shall not require registration or qualification of such securities under the Securities Act or any similar state law then in force, or (iv) such securities have ceased to be outstanding following the issuance thereof.

                  (b)  Section  2.1(a)  notwithstanding,  the  Warrant  shall be entitled to the benefits of this Agreement and deemed to be a "GECC Share" only to the extent necessary to provide the benefits hereunder (including registration) with respect to the Warrant Shares.

         2.2      Registration Requirements.

                  (a) The Company shall: (i) on or prior to September 5, 1997, file a Registration Statement with respect to the GECC Shares with the SEC; and
(ii) use its best efforts to cause such Registration Statement to be declared effective by the SEC.

                  (b) The Company shall use its best efforts to maintain the effectiveness of any registration relating to the GECC Shares pursuant to
Section 2.2(a), and the listing of any such Warrant Shares on NASDAQ or any exchange or automated interdealer quotation system on which the Common Stock is then listed or quoted, for the period from the Effective Date to and including March 31, 2002, subject to extension as provided in Sections 2.2(c), 2.4(e) and 2.4(l) (the "Effective Period").

                  (c)  For each Holdback  Period  required by the Company  under
Article III of this Agreement, the Effective Period specified in Section 2.2(b) above shall be extended for the number of Business Days of the relevant Holdback Period.

                  (d) The obligations of the Company under this Section 2.2 are in addition to, and independent of, the Company's obligation to provide piggy-back registration rights under Section 2.3. In no event shall a registration of GECC Shares, or the offer by the Company of such registration, pursuant to this Section 2.2 be deemed to preclude, be in substitution for, or otherwise relieve the Company of its obligations under, Section 2.3, or vice versa.

         2.3      Piggy-Back Registration Rights.

                  (a) Whenever prior to the Effective Date, the Company shall propose to file a registration statement under the Securities Act relating to the public offering by or through one or more underwriters of Common Stock for the Company's own account (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms, or filed in connection with an exchange offer or an offering of securities solely to existing stockholders or employees of the Company) and on a form and in a manner that would permit registration of GECC Shares for sale to the public under the Securities Act, the Company shall (i) give written notice at least 20 Business Days prior to the filing thereof to each Holder, specifying the approximate date on which the Company proposes to file such registration statement and advising such Holder of its right to have any or all of the GECC Shares then held by it included among the securities to be covered thereby and (ii) at the written request of any such Holder given to the Company within 15 days after such Holder's receipt of written notice from the Company, include among the securities covered by such registration statement the number of GECC Shares which such Holder (a "Requesting Holder") shall have requested be so included (subject, however, to reduction in accordance with Section 2.3(b) below).

                  (b) If the lead managing underwriter selected by the Company for an underwritten offering pursuant to Section 2.3(a) determines that marketing factors require a limitation on the number of shares of GECC Shares to be offered and sold by Requesting Holders in such offering, there shall be included in the offering only that number of GECC Shares, if any, that such lead managing underwriter reasonably and in good faith believes will not jeopardize the success and pricing of the offering of all the shares of Common Stock that the Company desires to sell for its own account. In such event and provided the lead managing underwriter has so notified the Company in writing, the shares of Common Stock to be included in such offering shall consist of (i) first, the securities the Company proposes to sell, and (ii) second, the number, if any, of GECC Shares requested to be included in such registration that, in the opinion of such lead managing underwriter, can be sold without jeopardizing the success of the offering of all the securities that the Company desires to sell for its own account. If the Requesting Holders of GECC Shares shall number greater than one, then such amount set forth in (ii) above shall be allocated on a pro rata basis among such Requesting Holders based on the number of GECC Shares that each such Requesting Holder has requested to be so included.

                  (c) Nothing in this Section 2.3 shall create any liability on the part of the Company to the Holders if the Company for any reason should decide not to file a registration statement proposed to be filed under Section 2.3(a) or to withdraw such registration statement subsequent to its filing, regardless of any action whatsoever that a Holder may have taken, whether as a result of the issuance by the Company of any notice hereunder or otherwise.

                  (d) Each Holder of GECC Shares to be included in any underwritten offering pursuant to Section 2.3(a) above shall be a party to the underwriting agreement between the Company and such underwriters and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Holders and the conditions precedent to the obligations of such Holders under such underwriting agreement shall be satisfactory to the Holders of a majority in number of the GECC Shares being so sold.

                  (e) Any such Holder shall not be required to make any representations or warranties to the Company or its underwriters other than representations or warranties regarding such Holder, title to its securities and such Holder's intended method of distribution, but shall agree to the indemnities and rights to contribution to the effect and to the extent provided in Article IV hereof.

                  (f) The Company may also require that the GECC Shares requested for inclusion pursuant to this Section 2.3 be included in the offering on the same financial terms (to the extent feasible and applicable) as the securities otherwise being sold through the underwriters.

                  (g) Subject to Sections 2.3(d), (e), and (f), no Holder may participate in any underwritten offering pursuant to this Section 2.3 unless such Holder completes and executes all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangement.

         2.4 Registration Procedures. If and whenever the Company is required to use its best efforts to effect or cause the registration of any GECC Shares under the Securities Act as provided in this Agreement, the Company will:

                  (a) prepare and file with the SEC one or more Registration Statements covering the GECC Shares on any form or forms for which the Company then qualifies or that counsel for the Company shall deem appropriate, and which form shall be available for the sale of the GECC Shares in accordance with the intended methods of distribution thereof, and use its best efforts to cause such Registration Statement to become effective;

                  (b) prepare and promptly file with the SEC pre- and post-effective amendments to any such Registration Statement and such amendments and supplements to the Prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration or as may be required by the rules, regulations or instructions applicable to the registration form utilized by the Company or by the Securities Act or rules and regulations thereunder necessary to keep such Registration Statement effective
(i) in the case of the registration required by Section 2.2, during the Effective Period and (ii) in the case of a piggy-back registration under Section 2.3, for up to 90 days, and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act, and to otherwise comply with the provisions of the Securities Act with respect to the disposition of the GECC Shares covered by such Registration Statement;

                  (c) furnish to each Holder such number of copies of any Registration Statement and each pre- and post-effective amendment thereto, any Prospectus or Prospectus supplement and such other documents as such Holder may reasonably request in order to facilitate the disposition of the GECC Shares by such Holder (the Company hereby consenting to the use (subject to the limitation set forth in the last paragraph of this Section 2.4) of the Prospectus or any amendment or supplement thereto in connection with such disposition);

                  (d) use its best efforts to register or qualify the GECC Shares under such other securities or blue sky laws of such jurisdictions as any Holders may reasonably request, and do any and all other acts and things that may be reasonably necessary or advisable to enable such Holders to consummate the disposition in such jurisdictions of the GECC Shares, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction where, but for the requirements of this Section 2.4(d), it would not be obligated to be so qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                  (e) notify each Holder at any time when a Prospectus is required to be delivered under the Securities Act while the GECC Shares are subject to this Agreement, of the Company's becoming aware that a Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (the period during which Holders are required to refrain from effecting public sales or distributions in such case being referred to as a "Section 2.4(e) Period"), and prepare and furnish to each Holder a reasonable number of copies of an amendment to such Registration Statement or related Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such GECC Shares, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the time during which such Registration Statement shall remain effective pursuant to Section 2.2 shall be extended by the number of Business Days of the Section 2.4(e) Period; provided, however, that the time required to make effective any post-effective amendments required to be filed by the Company to (i) comply with Section 10(a)(3) of the Securities Act or (ii) reflect any facts or events arising after the Effective Date, which, individually or in the aggregate, represent a material fundamental change in the information set forth in the Registration Statement shall not be included within the Section 2.4(e) Period.

                  (f)  notify each Holder,

                           (i)      when the Prospectus or any Prospectus
supplement or pre- or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

                           (ii)     of any request by the SEC for amendments or
supplements to any Registration Statement or Prospectus or for additional information;

                           (iii)    of the issuance by the SEC of any stop order
of which the Company or its counsel is aware or should be aware suspending the effectiveness of any Registration Statement or any order preventing the use of a related Prospectus, or the initiation or any threats of any proceedings for such purposes; and

                           (iv)     of the receipt by the Company of any written
notification of the suspension of the registration or qualification of any of the GECC Shares for sale in any jurisdiction or the initiation or any threats of any proceeding for that purpose;

                  (g) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its shareholders, as soon as reasonably practicable, an earnings statement that shall satisfy the provisions of Section 11(a) of the Securities Act, provided that the Company shall be deemed to have complied with this paragraph if it has complied with Rule 158 under the Securities Act;

                  (h) use its best efforts to cause all such GECC Shares to be listed on any securities exchange or automated quotation system on which the Common Stock has been listed, if such GECC Shares are not already so listed and if listing is then permitted under the rules of such exchange or automated quotation system, and to provide a transfer agent and registrar for the GECC Shares covered by any Registration Statement no later than the effective date of such Registration

Statement;

                  (i) cooperate with the Holders to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing the securities to be sold under any Registration Statement, and enable such securities to be in such denominations and registered in such names as such Holders may request;

                  (j) if a Holder reasonably requests in connection with any underwritten offering pursuant to Section 2.3, incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and the Holders of a majority in number of the GECC Shares being sold agree should be included therein relating to the plan of distribution with respect to such GECC Shares, including, without limitation, information with respect to the principal amount of GECC Shares being sold to underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the GECC Shares to be sold in such offering and make all required filings of such Prospectus supplement or post-effective amendment as promptly as practicable upon being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

                  (k) provide any Holder and any attorney, accountant or other agent retained by any such Holder (collectively, the "Inspectors") with reasonable access during normal business hours to appropriate officers of the Company and its subsidiaries to ask questions and to obtain information that any such Inspector reasonably requests and make available for inspection all financial and other records and other information, pertinent corporate documents and properties of any of the Company and its subsidiaries and affiliates (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility; provided, however, that the Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors in writing are confidential shall not be disclosed to any Inspector unless such Inspector signs or is otherwise bound by a confidentiality agreement reasonably satisfactory to the Company. The Company will furnish to each Holder at least five Business Days prior to the filing thereof, a copy of any Registration Statement or any amendment or supplement thereto that reflects new revised information concerning one or more of the Holders, and shall not file any such Registration Statement, amendment or supplement to which any Holder shall have reasonably objected on the grounds that such Registration Statement, amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder;

                  (l) in the event of the issuance of any stop order of which the Company or its counsel is aware or should be aware suspending the effectiveness of the Registration Statement or of any order suspending or preventing the use of any related Prospectus or suspending the registration or qualification of any GECC Shares for sale in any jurisdiction, the Company will use its best efforts promptly to obtain its withdrawal, and the Effective Period for which the Registration Statement under Section 2.2 shall be kept effective shall be extended by the number of Business Days equal to the number of Business Days between the issuance and withdrawal of any stop orders (a "Section 2.4(l) Period"); and

                  (m) in any Registration Statement under Section 2.2, provide with respect to the plan of distribution that a Holder may offer and sell his GECC Shares by one or more of the following methods: (i) ordinary brokerage transactions by one or more brokers acting as agent for the Holder, at a price or prices related to the then current market price of the Common Stock, with such commissions to be paid by the Holder to the broker as shall be agreed upon by them, (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account at a price or prices related to the then current market price of the Common Stock, less such discount, if any, as shall be agreed upon by the Holder and such broker or dealer, (iii) by a combination of the methods described in (i) and (ii) above, (iv) privately negotiated transactions at such prices as may be agreed upon, and (v) sales made pursuant to Rule 144 under the Securities Act, where applicable.

         Each Holder shall furnish to the Company in writing such information regarding it and pertinent to the disclosure requirements relating to the registration and the distribution of the GECC Shares as the Company may reasonably request from time to time. Each Holder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by it to the Company or of the happening of any event in either case as a result of which a Registration Statement, a Prospectus, or any amendment or supplement thereto contains an untrue statement of a material fact regarding it or omits to state any material fact regarding it required to be stated therein or necessary to make the statements therein not misleading and to furnish promptly to the Company any additional information required to correct and update any previously furnished information or required so that such
Registration Statement, Prospectus, or amendment or supplement, shall not contain, with respect to such Holder, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

         Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 2.4(e) or 2.4(l) above, it will forthwith discontinue disposition of any GECC Shares pursuant to the Prospectus or Registration Statement covering such GECC Shares until such Holder's receipt of the copies of the amended or supplemented Prospectus contemplated by Section 2.4(e) or the withdrawal of any stop order contemplated by Section 2.3(l), and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such GECC Shares at the time of receipt of


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

such notice.

         2.5 Registration Expenses. The Company will pay all Registration Expenses in connection with all registrations of GECC Shares hereunder, and each Holder shall pay (x) any fees and disbursements of counsel to such Holder (other than Counsel to the Holders), (y) one-half of the reasonable fees and expenses of Counsel to the Holders and (z) all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of its respective GECC Shares.

         2.6      Reports Under the Exchange Act.  The Company agrees to:

                  (a) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and

                  (b) furnish to any Holder, during the Effective Period, forthwith upon request (i) a written statement of the Company that it has complied with the current public information reporting requirements of Rule 144 under the Securities Act and the Exchange Act and (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the SEC under the Exchange Act.

                                   ARTICLE III
                                 HOLDBACK PERIOD

         If one or more underwritten public offerings of shares of Common Stock (other than the Warrant Shares) occur during the Effective Period, then, in connection with each such public offering, the Company may require the Holders and their respective Associates and Affiliates to refrain from, and each Holder and its Associates and Affiliates will refrain from, selling any of the Warrant Shares for a period determined by the Company but not to exceed one-hundred twenty (120) days (each such period referred to as a "Holdback Period") so long as the Company delivers written notice to such Holder of the Company's requirement of a Holdback Period, and the length of such Holdback Period, no less than five (5) Business Days prior to the inception of the Holdback Period; provided, that the Company may so require each Holder to refrain from selling any of the Warrant Shares during no more than two such Holdback Periods during the Effective Period.


                                   ARTICLE IV
                          INDEMNIFICATION; CONTRIBUTION

         4.1 Indemnification by the Company. The Company will, and hereby does indemnify and hold harmless, to the fullest extent permitted by law, and, subject to Section 4.3 below, defend each Holder, its officers, directors, agents, trustees,


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

stockholders and each other Person, if any, who controls Holder (within the meaning of the Securities Act), against any and all losses, claims, damages, liabilities and expenses, joint or several, to which they or any of them may become subject under the Securities Act or any other statute or common law, including any amount paid in settlement of any litigation, commenced or threatened, and to reimburse them for any reasonable legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities, expenses or actions arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any pre- or post-effective amendment thereto or in any Blue Sky Filing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or
(ii) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or the omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (unless such statement is corrected and the Company has furnished copies of such corrected Prospectus to such Holder under Section 2.4(e) above); provided, however, that the indemnification agreement contained herein shall not (i) apply to such losses, claims, damages, liabilities, expenses or actions arising out of, or based upon, any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by such indemnified party from time to time specifically for use in connection with preparation of the Registration Statement, the Prospectus, any such amendment or supplement thereto or any Blue Sky Filing or (ii) inure to the benefit of any Person, to the extent that any such loss, claim, damage or expense arises out of such Person's failure to send or give a copy of the Prospectus, as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement, or omission or alleged omission, at or prior to the written confirmation of the sale of the GECC Shares to such Person if such statement or omission was corrected in the Prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a Holder or controlling Person and shall survive the transfer of such securities by a Holder.

         4.2 Indemnification by the Holders. Each Holder will, and hereby does, indemnify and hold harmless and, subject to Section 4.3 below, defend (in the same manner and to the same extent as set forth in Section 4.1 above) the Company, its officers, directors, agents, trustees, stockholders and each other Person, if any, who controls the Company (within the meaning of the Securities
Act), with respect to any such untrue statement or alleged untrue statement in, or any such omission or alleged omission from, any Registration Statement, any Prospectus, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by such Holder from time to time specifically for use in connection with preparation of the Registration Statement, the Prospectus, and any such amendment or supplement thereto. Such indemnity shall remain in full force and effect, regardless of any investigation made by


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

or on behalf of the Company or such other indemnified Person and shall survive the transfer of such securities by a Holder.

         4.3 Notices of Claims. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Sections 4.1 and 4.2 above, such indemnified party will give, if a claim in respect thereof is to be made against an indemnifying party, written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article IV, except to the extent that the indemnifying party is actually prejudiced in any material respect by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and, unless in such indemnified party's reasonable judgment a material conflict of interest between such indemnified and indemnifying parties exists in respect of such claim, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel chosen by the indemnifying party who is reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of reasonable investigation. If the indemnifying party advises an indemnified party that it will contest a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any written indemnification notice to notify, in writing, such Person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's reasonable costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party that relates to such action or claim. The indemnifying party shall keep the indemnified party fully informed at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense, except that the indemnifying party shall be liable for such reasonable costs and expenses if, in such indemnified party's reasonable judgment, a material conflict of interest between such indemnified and indemnifying parties may exist as described above. If the indemnifying party does not assume such defense, the indemnified party shall keep the indemnifying party informed at all times as to the status of the defense; provided, however, that the failure to keep the indemnifying party so informed shall not affect the obligations of the indemnifying party hereunder. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to such claim or litigation.

         4.4 Indemnification Payments. The indemnification required by this Article IV shall be made by periodic payments of the amount thereof during the course of the investigation or defense as and when bills are received or expense, loss, damage or liability is incurred, subject to the receipt of such documentary support therefor as the indemnifying party may reasonably request.

         4.5      Contribution.  If the indemnification  provided for in this
Article IV is unavailable to or insufficient to hold harmless an indemnified party otherwise entitled to be indemnified thereunder in respect to any losses, claims, damages and expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities, expenses or actions in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities, expenses or actions; provided, however, that the liability of each Holder hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense that is equal to the proportion that the net proceeds from the sale of securities sold by each Holder under such Registration Statement bears to the total net proceeds from the sale of all securities sold thereunder, but not in any event to exceed the net proceeds received by such Holder from the sale of GECC Shares covered by such Registration Statement. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to whether the untrue statement or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Holder agree that it would not be just and equitable if contributions pursuant to this Section 4.5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 4.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

         4.6 Other Rights and Liabilities. The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the


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

indemnified party against the indemnifying party or others and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

                                    ARTICLE V
                                  MISCELLANEOUS

         5.1 Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party when delivered personally (by courier service or otherwise), when delivered by facsimile and confirmed by return facsimile, or seven (7) days after being mailed by first-class mail, postage prepaid in each case to the applicable addresses set forth below:

                   (a)     if to the Company, to it at:

                                     5425 Robin Hood Road
                                     Suite 101A
                                     Norfolk, Virginia  23513
                                     Attention:  President
                                     Facsimile No.:  (757) 858-4093
                                     Telephone No.:  (757) 858-1400

                            with copies to:

                                     John M. Paris, Esquire
                                     Kaufman & Canoles
                                     Post Office Box 3037
                                     Norfolk, Virginia  23514
                                     Facsimile No.:  (757) 624-3169
                                     Telephone No.:  (757) 624-3181

                   (b)     if to GECC, to it at:

                                     Nicholas L. Calabrese, Esquire
                                     Auto Financial Services
                                     General Electric Capital Corporation
                                     600 Hart Road
                                     Barrington, Illinois  60010
                                     Facsimile No.:  (847) 304-3444
                                     Telephone No.:  (847) 304-3374
                            with copies to:

                                     William L. Pitman, Esquire
                                     Williams, Mullen, Christian & Dobbins
                                     Post Office Box 1320
                                     Richmond, Virginia  23210-1320
                                     Facsimile No.:  (804) 783-6456
                                     Telephone No.:  (804) 783-6474


or to such other address as such party shall have designated by notice so given to each other party.

         5.2 Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by the Company and Holders of at least a majority in number of the GECC Shares then outstanding.

         5.3 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, any Holder other than GECC, and any successors thereof; provided, however, that any prospective Holder which is not a party to this Agreement shall have agreed in writing to become a Holder under this Agreement and to be bound by the terms and conditions hereof. In the absence of compliance with the foregoing sentence of this Section 5.3, any such purported assignment shall be null and void.

         5.4 Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement, the Loan Agreement and the Warrant.

         5.5 Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

         5.6 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         5.7 No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         5.8 Severability. If any terms of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other parties or circumstances shall not be affected thereby and shall be in force to the greatest extent permitted by applicable law, provided that in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties' intentions hereunder.

         5.9 Jurisdiction. Each party to this Agreement (i) hereby irrevocably submits to the exclusive jurisdiction of the Federal courts located in the Commonwealth of Virginia, and in the event that such Federal courts shall not have subject matter jurisdiction over the relevant proceeding, then of the state courts located in the Commonwealth of Virginia, for the purpose of any action arising out of or based upon this Agreement or relating to the subject matter hereof or the transactions contemplated hereby, (ii) hereby waives, to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such court and (iii) hereby agrees not to commence any action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named court whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Virginia law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.1 hereof is reasonably calculated to give actual notice.

         5.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

         5.11 Name, Captions. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not


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

affect the interpretation or construction hereof.

         5.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.


                                     TFC ENTERPRISES, INC.


                                     By:  /s/ R. S. Raley, Jr.
                                          -------------------------------------
                                              R. S. Raley, Jr., President and
                                              Chief Financial Officer



                                     GENERAL ELECTRIC CAPITAL CORPORATION


                                     By:  /s/ W. Jerome McDermott
                                          -------------------------------------
                                              W. Jerome McDermott, Account
                                              Executive

                                                                       Exhibit 4

                             JOINT FILING AGREEMENT


         This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to beneficial ownership of the undersigned of shares of the Common Stock, par value $0.01 per share, of TFC Enterprises, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                    GENERAL ELECTRIC CAPITAL CORPORATION



                                    By:   /s/ Nancy E. Barton
                                          --------------------------------------
                                          (Signature)

                                          Nancy E. Barton, Senior Vice President
                                          --------------------------------------
                                          (Name/Title)

                                    Date: April 11, 1997
                                          --------------------------------------


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.



                                    By:   /s/ Nancy E. Barton
                                          --------------------------------------
                                          (Signature)

                                          Nancy E. Barton, Senior Vice President
                                          --------------------------------------
                                          (Name/Title)

                                    Date: April 11, 1997
                                          --------------------------------------


                                    GENERAL ELECTRIC COMPANY


                                    By:   /s/ Nancy E. Barton
                                          --------------------------------------
                                          (Signature)

                                          Nancy E. Barton, Attorney-in-Fact
                                          --------------------------------------
                                          (Name/Title)

                                    Date: April 11, 1997
                                          --------------------------------------
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



                                                                       Exhibit 5

                                POWER OF ATTORNEY


         The undersigned, General Electric Company, a New York corporation (hereinafter referred to as the 'Corporation') does hereby make, constitute and appoint the persons listed below as the Corporation's true and lawful agent and attorney-in-fact (hereinafter referred to as the 'Attorney') to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

           Name of Attorney:        Joan C. Amble
                                    Nancy E. Barton
                                    Jeffrey S. Werner
                                    Michael A. Gaudino
                                    John J. Walker
                                    Michael E. Pralle
                                    Paul J. Licursi

 Each Attorney shall have the power and authority to do the following:

         To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by GENERAL ELECTRIC CAPITAL Services, Inc., GENERAL ELECTRIC CAPITAL Corporation or any of their subsidiaries.

         And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

         Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

         Unless sooner revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on March 31, 1998.

         IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation's board of directors, as of the 5th day of June, 1996.

                                            General Electric Company



(Corporate Seal)                            By: /s/ Philip D. Ameen
                                                -------------------------------
                                                Philip D. Ameen, Vice President

ATTEST:



/s/ Robert T. Healing
--------------------------------------
Robert E. Healing, Attesting Secretary






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